PROSPECTUS
JUNE 25, 1998


                               3,100,000 SHARES

                              [TECHNISOURCE LOGO]


                                  COMMON STOCK


     All of the 3,100,000 shares of Common Stock offered hereby are being sold by Technisource, Inc. ("Technisource" or the "Company"). The Company will use an estimated $8.5 million of the net proceeds of the offering, representing approximately 27% of the total net proceeds, for payment of undistributed S corporation earnings to existing shareholders. New investors will not receive any portion of such payment.


     Prior to this offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for information relating to the factors considered in determining the initial public offering price.


     The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "TSRC."
                               ----------------
     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                               ----------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
 PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
     THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                           PRICE          UNDERWRITING         PROCEEDS
                           TO THE         DISCOUNTS AND         TO THE
                           PUBLIC        COMMISSIONS(1)       COMPANY(2)
--------------------------------------------------------------------------------
Per Share .........    $     11.00       $     0.77         $     10.23
Total(3) ..........    $34,100,000       $2,387,000         $31,713,000

--------------------------------------------------------------------------------

(1) SEE "UNDERWRITING" FOR INDEMNIFICATION ARRANGEMENTS WITH THE UNDERWRITERS.
(2) BEFORE DEDUCTING EXPENSES, ESTIMATED AT $700,000, WHICH WILL BE PAID BY THE COMPANY.
(3) CERTAIN SHAREHOLDERS (THE "SELLING SHAREHOLDERS") HAVE GRANTED TO THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO 465,000 ADDITIONAL SHARES
    OF COMMON STOCK AT THE PRICE TO THE PUBLIC, LESS UNDERWRITING DISCOUNTS
    AND COMMISSIONS, SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF SUCH OPTION
    IS EXERCISED IN FULL, THE TOTAL PRICE TO THE PUBLIC, UNDERWRITING
    DISCOUNTS AND COMMISSIONS, PROCEEDS TO THE COMPANY AND PROCEEDS TO THE SELLING SHAREHOLDERS WILL BE $39,215,000, $2,745,050, $31,713,000 AND
    $4,756,950, RESPECTIVELY. THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES OF COMMON STOCK BY THE SELLING SHAREHOLDERS PURSUANT TO THE UNDERWRITERS' OVER-ALLOTMENT OPTION, IF EXERCISED. SEE "PRINCIPAL AND SELLING SHAREHOLDERS" AND "UNDERWRITING."


     The shares of Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the share certificates will be made in New York, New York on or about June 30, 1998.


DONALDSON, LUFKIN & JENRETTE           WILLIAM BLAIR & COMPANY
     SECURITIES CORPORATION

                     [MAP OF TECHNISOURCE OFFICE LOCATIONS]










                               ----------------
     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY


     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND RELATED NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. ALL SHARE AND PER SHARE DATA IN THIS PROSPECTUS HAVE BEEN ADJUSTED TO GIVE RETROACTIVE EFFECT TO A 72,000 FOR 1 STOCK SPLIT EFFECTED MAY 26, 1998. UNLESS OTHERWISE INDICATED, THE TERMS "COMPANY" AND "TECHNISOURCE" REFER COLLECTIVELY TO TECHNISOURCE, INC., TECHNISOURCE OF FLORIDA, INC. AND TECHNISOURCE MIDWEST, INC., AND THE COMPANY'S FINANCIAL STATEMENTS REFER TO THE COMBINED FINANCIAL STATEMENTS OF SUCH ENTITIES.



                                  THE COMPANY


     Technisource is a national provider of information technology ("IT") services through 22 offices in the United States and Canada, utilizing over 900 highly trained consultants. The Company's consultants provide services which are used to design, develop and implement IT solutions, including database development, documentation and training, enterprise resource planning ("ERP") package implementation, help desk/desktop support, Internet/intranet development, mainframe development, network engineering, real-time development, systems administration and testing & quality assurance. The Company's services are provided to various departments within its client's organization, including research and product development departments.


     Over the last ten years, the Company has developed and refined an internal growth methodology (the "Technisource Growth Model"), which is focused on facilitating rapid internal growth through the replication of Technisource Development Triangles. Each Development Triangle is typically comprised of one account manager, two trained recruiting professionals and a group of IT consultants. As the revenues generated by a Development Triangle reach critical mass, a high-performing recruiting professional from the Development Triangle is promoted to account manager and forms a new Development Triangle, which is seeded with a portion of the revenue-generating projects and consultants from the original Development Triangle. This scalable model fuels growth by developing and retaining employees within the Technisource culture and by reducing the time required to achieve profitability and the risks associated with expansion.


     The Company has demonstrated the scalability of the Technisource Growth Model, having replicated over 40 Development Triangles. This has resulted in rapid internal growth, as revenues have increased at a five-year compound annual growth rate of 60.0%, from $10.3 million in 1993 to $67.3 million in 1997. The Company has grown from four branch offices in 1993 to 16 branch offices in 1997, and has added six branch offices in 1998.


     Business organizations are increasingly relying on IT solutions to resolve business issues and improve productivity. The migration of technology throughout the business enterprise has created a wide range of opportunities, including improved service and product capabilities. Organizations are also outsourcing technology services functions throughout the business enterprise in order to keep pace with rapidly changing technologies, efficiently match employee skills and utilization levels with current needs and address the growing shortage of IT professionals. According to industry sources, the worldwide market for IT services was estimated at $280 billion in 1997, with a projected market of $400 billion for 2001.

     The Company's goal is to maximize growth and maintain profitability by capitalizing on key industry dynamics. The key elements of the Company's business strategy designed to achieve this goal are the following: (i) rapidly deploy highly trained IT consultants; (ii) apply the Technisource Growth Model by replicating Development Triangles; (iii) establish long-term client relationships; (iv) provide a wide range of IT capabilities; (v) capitalize on local presence; and (vi) leverage established infrastructure. Technisource's substantial investment in a centralized infrastructure leaves the Company well positioned to continue its expansion. For example, the Company has expanded its proprietary TSRC Database to include over 100,000 potential consultants and their qualifications, which allows the Company to identify and quickly deploy IT consultants with the appropriate skill sets.


     Technisource believes that the breadth of its service offerings fosters long-term client relationships, affords cross-selling opportunities, reduces its dependence on any single technology and enables the Company to attract consultants with a variety of skill sets to service the needs of the Company's clients. For each of the years 1995, 1996 and 1997, existing clients from the previous year generated at least 80% of the Company's revenues. In 1997, the Company provided IT services to over 200 clients in the United States, including more than 390 divisions or business units, in a diverse range of industries. Clients include AlliedSignal, AT&T, Caterpillar, Eli Lilly, General Electric, General Motors, Honeywell, Lockheed Martin, Lucent Technologies, Motorola, Rockwell and UPS.


     The Company's strategy is to leverage the Technisource Growth Model to generate same-office growth and expansion of branch-office locations, and to selectively take advantage of acquisition opportunities. The Company's growth strategy includes the following elements: (i) expand geographic presence through opening new branch offices; (ii) broaden service lines and IT capabilities; (iii) leverage existing client base; and (iv) pursue strategic acquisitions or partnerships.


     The Company's executive offices are located at 1901 West Cypress Creek Road, Suite 202, Ft. Lauderdale, Florida 33309, and its telephone number is
(954) 493-8601.



                                 THE OFFERING


Common Stock offered by the Company .......................   3,100,000 shares

Common Stock to be outstanding after the offering .........   10,300,000 shares(1)

Use of proceeds ...........................................   Payment of undistributed S corporation
                                                              earnings; repayment of existing debt;
                                                              expansion of existing operations, including
                                                              opening additional branch offices,
                                                              development of new service lines and
                                                              possible acquisitions of related businesses;
                                                              and general corporate purposes, including
                                                              working capital.

Nasdaq National Market Symbol .............................   TSRC

---------------------
(1) Excludes: (i) options that will be outstanding upon the consummation of this offering to purchase 372,249 shares of Common Stock at a weighted average exercise price of $1.26 per share; and (ii) 1,520,909 additional shares of Common Stock reserved for issuance upon exercise of options that may be granted in the future under the Company's Incentive Stock Option Plan. See "Management--Employee Benefit Plans" and Notes 7 and 11 of Notes to Financial Statements.

                            SUMMARY FINANCIAL DATA

                                                                                                         THREE MONTHS ENDED
                                                              YEARS ENDED DECEMBER 31,                        MARCH 31,
                                              -------------------------------------------------------- -----------------------
                                                 1993       1994       1995       1996        1997        1997        1998
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Revenues ...................................  $10,285    $15,572    $29,130    $40,360     $ 67,327    $13,400     $ 22,780
 Cost of revenues ...........................    8,758     12,050     21,879     30,624       50,775     10,122       17,210
                                               -------    -------    -------    -------     --------    -------     --------
 Gross profit ...............................    1,527      3,522      7,251      9,736       16,552      3,278        5,570
 Selling, general and administrative
   expenses .................................    1,685      2,536      4,778      6,659       12,222      2,360        4,302
                                               -------    -------    -------    -------     --------    -------     --------
 Operating income (loss) ....................     (158)       986      2,473      3,077        4,330        918        1,268
 Interest and other income ..................       16          9         23          8           27         --           --
 Interest expense ...........................        2         20         60        105          160         44           38
                                               -------    -------    -------    -------     --------    -------     --------
 Income (loss) before income taxes ..........     (144)       975      2,436      2,980        4,197        874        1,230
 Income taxes (benefit) .....................     (388)        --         22        231          183         38           59
                                               -------    -------    -------    -------     --------    -------     --------
 Net income .................................  $   244    $   975    $ 2,414    $ 2,749     $  4,014    $   836     $  1,171
 Pro forma provision for incremental
   income taxes(1) ..........................      335        375        930        851        1,500        312          412
                                               -------    -------    -------    -------     --------    -------     --------
 Pro forma net income (loss) ................  $   (91)   $   600    $ 1,484    $ 1,898     $  2,514    $   524     $    759
                                               =======    =======    =======    =======     ========    =======     ========
 Pro forma net income per share--basic ......                                               $   0.35                $   0.11
                                                                                            ========                ========
 Pro forma net income per share--diluted.....                                               $   0.30                $   0.09
                                                                                            ========                ========
 Weighted average shares outstanding--
   basic ....................................                                                  7,200                   7,200
 Weighted average shares outstanding--
   diluted(2) ...............................                                                  8,354                   8,354

                                           AS OF MARCH 31, 1998
                                        ---------------------------
                                          ACTUAL     AS ADJUSTED(3)
                                              (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents ..........    $   163        $20,371
 Working capital ....................      6,322         29,225
 Total assets .......................     13,864         34,472
 Total debt .........................      2,305             --
 Total shareholders' equity .........      8,004         30,917

---------------------
(1) The pro forma statement of operations information has been computed for the pro forma period by adjusting the Company's net income, as reported for such period, to record incremental income taxes which would have been recorded had the Company been a C corporation during such period. See "S Corporation Distribution," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 of Notes to Financial Statements.
(2) The weighted average shares outstanding-diluted includes: (i) the pro forma effect of the sale of 849,644 shares of Common Stock offered hereby needed to generate net proceeds sufficient to pay the estimated $8.5 million S corporation distribution; and (ii) the dilutive effect of common stock equivalents using the treasury stock method.
(3) As adjusted to give effect to: (i) an estimated $8.5 million S corporation distribution and the recognition of a net deferred tax asset of approximately $400,000 upon the termination of the Company's S corporation election; and (ii) the sale of 3,100,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds," "S Corporation Distribution" and Notes 4 and 11 of Notes to Financial Statements.

                                 RISK FACTORS


     IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS IN CONNECTION WITH AN INVESTMENT IN THE SHARES OF THE COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WHICH INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. THESE FORWARD-LOOKING STATEMENTS CAN GENERALLY BE IDENTIFIED AS SUCH BECAUSE THE CONTEXT OF THE STATEMENT INCLUDES WORDS SUCH AS THE COMPANY "BELIEVES," "ANTICIPATES," "EXPECTS," "INTENDS," OR OTHER WORDS OF SIMILAR IMPORT. SIMILARLY, STATEMENTS THAT DESCRIBE THE COMPANY'S FUTURE PLANS, OBJECTIVES AND GOALS ARE ALSO FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS.


RISKS RELATING TO RECRUITMENT AND RETENTION OF IT PROFESSIONALS
     The Company's business involves delivering IT services capabilities and is labor-intensive. The Company's success depends upon its ability to attract, develop, motivate and retain highly skilled IT consultants possessing the technical skills and experience necessary to meet client needs. Qualified IT consultants are in high demand worldwide and are likely to remain a limited resource for the foreseeable future. The shortage of IT professionals has in the past and is likely in the future to result in wage inflation. To the extent the Company is unable to make corresponding increases in its billing rates, the Company's results of operations could be materially adversely affected. Further, IT consultants typically provide services on an assignment-by-assignment basis and can terminate an assignment with the Company at any time. The Company's success will depend in part on its ability to attract consultants with skill sets that keep pace with continuing changes in industry standards and client preferences. The Company competes for such individuals with general IT services firms, temporary staffing and personnel placement companies, general management consulting firms, major accounting firms, divisions of large hardware and software companies, systems consulting and implementation firms, programming companies and niche providers of IT services. Many of the IT consultants who work with the Company also work with the Company's competitors, and there can be no assurance that IT consultants currently working on projects for the Company will not choose to work for competitors on future assignments. There also can be no assurance that qualified IT consultants will continue to be available to the Company in sufficient numbers, or that the Company will be successful in retaining current or future consultants. Failure to attract or retain qualified IT consultants in sufficient numbers could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Human Resources and Recruiting."


CONCENTRATION OF REVENUES
     The Company derives a significant portion of its revenues from a limited number of clients. During 1997, the Company's two most significant clients, Motorola and Rockwell, accounted for approximately 21% and 15% of the Company's revenues, respectively, and the Company's top ten clients accounted for approximately 53% of its revenues. In 1996, Motorola and Rockwell together accounted for 32% of the Company's revenues, and for the quarter ended March 31, 1998, these companies together accounted for 38% of the Company's revenues. There can be no assurance that these clients will continue to engage the Company for additional projects or do so at the same revenue levels. Clients engage the Company on an assignment-by-assignment basis, and a client can generally terminate an assignment at any time without penalty. Conditions affecting any of the Company's significant clients could cause such clients to reduce their usage of the Company's services for reasons unrelated to the Company's performance. The loss of any significant client or a decrease in the revenues generated from such a client could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Clients and Representative Solutions."


RISKS RELATING TO DEVELOPMENT OF NEW BRANCH OFFICE LOCATIONS
     The Company's growth is partially dependent on the internal development of new branch offices. This expansion is dependent on a number of factors, including the Company's ability to: attract, hire, integrate and retain qualified revenue-generating employees; accurately assess the demand for the Company's IT services in a new market; initiate, develop and sustain corporate client relationships in each new regional market; and continue to replicate its Development Triangles to help provide an initial base of revenues for each new office. The addition of new branch offices typically results in increases in operating expenses, primarily due to the hiring of additional employees. Expenses are incurred in advance of forecasted revenue, and there is typically a delay before the Company's newly opened offices reach full productivity, resulting in initial losses. Newly opened offices generally operate at a loss for their first 10 to 12 months of operation; however there can be no assurance that newly opened offices will become profitable within expected time frames, or at all. Also, there can be no assurance that the Company can profitably expand with new branch office locations or that new offices will meet the growth and profitability objectives of the Company. The Company's business, operating results and financial condition could be materially adversely affected if the Company fails to successfully implement its new branch office strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business--Growth Strategy."


ABILITY TO MANAGE GROWTH
     The Company has experienced rapid growth that has placed significant demands on the Company's managerial, administrative and operational resources. Revenues have grown from $10.3 million in 1993 to $67.3 million in 1997. The Company's continued growth depends on its ability to hire recruiting professionals and to hire and deploy additional IT consultants. Effective management of the Company's growth will require the Company to continue to improve its operational, financial and other management processes and systems. The Company's failure to manage growth effectively could have a material adverse effect on its business, operating results and financial condition. See "Business--Growth Strategy."


VARIABILITY OF QUARTERLY OPERATING RESULTS
     The Company's revenues and operating results are subject to significant variation depending on the timing and number of client projects commenced and completed during the quarter, acceleration in the hiring of recruiting professionals and IT consultants, attrition and utilization rates, changes in the pricing of the Company's services and timing of branch and service line expansion activities, among other factors. The Company generally experiences lower operating results in the first quarter due in part to the timing of unemployment taxes, FICA tax accruals and delays in client contract renewals due to clients' budget approval processes. Further, the Company generally experiences a certain amount of seasonality in the fourth quarter due to the number of holidays and the closing of client facilities during that quarter. Because a high percentage of the Company's expenses, in particular personnel and facilities costs, are relatively fixed, small variations in revenues may cause significant variations in operating results. Additionally, the Company periodically incurs cost increases due to the hiring of new employees and strategic investments in its infrastructure in anticipation of future opportunities for revenue growth. No assurances can be given that quarterly results will not fluctuate, which may have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Unaudited Quarterly Results."


COMPETITION
     The IT services industry is highly competitive and served by numerous national, regional and local firms, all of which are either existing or potential competitors of the Company. The Company competes for both clients and qualified technical consultants with a variety of competitors, including general IT services firms, temporary staffing and personnel placement companies, general management consulting firms, major accounting firms, divisions of large hardware and software companies, systems consulting and implementation firms, programming companies and niche providers of IT services. Many of these competitors have substantially greater financial, technical and marketing resources and greater name recognition than the Company. The IT services industry is undergoing consolidation which may result in increasing pressure on profit margins. In addition, there are relatively few barriers to entry into the Company's markets and the Company has faced, and expects to continue to face, additional competition from new entrants into its markets. Moreover, certain clients enter into "preferred vendor" contracts to reduce the number of vendors with whom they do business and obtain better pricing in return for a potential increase in the volume of business to the preferred vendor. While these contracts may generate higher volumes, they may also result in lower margins. Also, the failure to be designated a preferred vendor may preclude the Company from providing services to existing or potential clients. Further, there is a risk that clients may elect to increase their internal IT resources to satisfy their needs. These factors may limit the Company's ability to increase prices commensurate with increases in employee compensation, which could adversely affect the Company's profit margins. There can be no assurance that the Company will compete successfully with existing or new competitors. See "Business--Competition."


RISKS ASSOCIATED WITH YEAR 2000 PROJECTS
     The Company anticipates that the competition for technical consultants will increase substantially as companies continue to hire technical consultants to perform services to implement Year 2000 solutions. Such increased competition could materially and adversely affect the Company's ability to attract and retain qualified technical consultants in the future. The Company also believes that many of its clients and potential clients will continue to devote substantial resources to Year 2000 projects. As a result, the Company's clients or potential clients may postpone other information systems projects pending completion of their Year 2000 projects. This could adversely affect the demand for the Company's services. In addition, the Company's competitors offering Year 2000 services may be able to obtain other assignments from clients previously served by the Company or may provide solutions which give them an advantage in competing for new clients. Moreover, the Company expects that Year 2000 projects will peak prior to calendar year 2000 as companies address their Year 2000 needs. Thereafter, the availability of a substantial number of IT consultants formerly engaged in Year 2000 projects could have a material adverse effect on the Company, including reducing the demand for the Company's IT consultants, increasing competition for available client engagements, and creating downward pressure on pricing for the Company's services.


DEPENDENCE ON KEY EMPLOYEES
     The success of the Company is highly dependent on the efforts and abilities of its key employees, including Joseph W. Collard, President and Chief Executive Officer, James F. Robertson, Executive Vice President and Chief Operating Officer, Paul Cozza, Vice President and Director of National Sales, and John A. Morton, Vice President and Chief Financial Officer. Messrs. Collard and Robertson each have entered into five-year employment agreements with the Company that contain noncompetition covenants that extend for a period of one year following termination of employment. Messrs. Cozza and Morton have each entered into three-year employment agreements with the Company that contain noncompetition covenants that extend for a period of two years following termination of employment. Such agreements contain nondisclosure covenants that terminate five years following termination of employment. Such agreements do not guarantee that Messrs. Collard, Robertson, Cozza or Morton will continue their employment with the Company or that such covenants will be enforceable. The loss of the services of these or other key employees for any reason could have a material adverse effect on the Company's business, operating results and financial condition. See "Management."


LIABILITY RISKS
     The Company is exposed to liability with respect to actions taken by its IT consultants while on assignment, such as damages caused by errors of IT consultants and misuse of client proprietary information. Although the Company maintains insurance coverage, due to the nature of the Company's engagements, and in particular the access by IT consultants to client information systems and confidential information, and the potential liability with respect thereto, there can be no assurance that such insurance coverage will continue to be available on reasonable terms or that it will be adequate to cover any such liability. Further, many of the Company's engagements involve projects that are critical to its clients' business or products, and the benefits provided by the Company may be difficult to quantify. The Company's failure or inability to meet a client's expectations in the execution of its services could result in a material adverse effect on the client's business or products and, therefore, could give rise to claims against the Company or damage the Company's reputation, which might adversely affect its business, operating results and financial condition. Moreover, the Company may be exposed to claims of discrimination and harassment and other similar claims as a result of inappropriate actions allegedly taken by or against its IT consultants.


RISKS RELATED TO POSSIBLE ACQUISITIONS
     The Company may expand its operations through the acquisition of additional businesses. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses into the Company without substantial expenses, delays or other operational or financial problems. Further, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, operating results and financial condition. To date, neither the Company nor any member of its senior management has significant experience completing or integrating acquisitions. Client dissatisfaction or performance problems within an acquired firm could have a material adverse impact on the reputation of the Company as a whole. There can be no assurance that acquired businesses, if any, will achieve anticipated revenues and earnings. The failure of the Company to manage any possible acquisitions successfully could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company may issue additional shares of its capital stock to acquire such additional businesses, which would have a dilutive effect on the Company's shareholders. See "Business--Growth Strategy."


CONTROL BY PRINCIPAL SHAREHOLDERS
     Upon completion of this offering, Mr. Collard and Mr. Robertson will beneficially own approximately 35.3% and 33.9% (approximately 33.3% and 31.9% if the Underwriters exercise their over-allotment option in full), respectively, of the outstanding shares of Common Stock. As a result, Mr. Collard and Mr. Robertson will retain the voting power to exercise control over the election of directors and other matters requiring a vote of the shareholders of the Company. Such a concentration of ownership may have the effect of delaying or preventing a change in control of the Company and may also impede or preclude transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. See "Principal and Selling Shareholders."


RELIANCE ON INTELLECTUAL PROPERTY RIGHTS
     The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company may license intellectual property. The Company enters into confidentiality agreements with its key employees and limits distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use of and take appropriate steps to enforce its intellectual property rights. Although the Company does not believe that its activities infringe on the rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company in the future, that such assertions will not result in costly litigation or require the Company to obtain a license for the intellectual property rights of third parties, or that such licenses will be available on reasonable terms or at all.


NO PRIOR MARKET FOR COMMON STOCK; STOCK PRICE VOLATILITY
     Prior to this offering, there has been no public market for the Common Stock. The initial public offering price per share of the Common Stock was determined by negotiations among management of the Company and representatives of the Underwriters. The factors considered in determining the initial public offering price included the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of this offering. The Nasdaq National Market initial listing requirements include a requirement that there be at least three market makers for the Company's Common Stock. The Company believes that there will be at least three market makers for the Company's Common Stock upon the consummation of this offering. However, there can be no assurance that an active public market in the Common Stock will develop or be sustained. The Nasdaq National Market has from time to time experienced extreme price and volume fluctuations that have often been unrelated to the operating performance of particular companies. In addition, factors such as announcements of technological innovations, new products or services or new client engagements by the Company or its competitors or third parties, conditions and trends in the IT services industry and general market conditions may have a significant impact on the market price of the Common Stock. The market price for the Common Stock may also be affected by the Company's ability to meet analysts' or other market expectations, and any failure or anticipated failure to meet such expectations, even if minor, could have a material adverse effect on the market price of the Common Stock. See "Underwriting."


RELIANCE ON FIXED-PRICE PROJECTS
     The Company may bill certain projects on a fixed-price basis and other projects on a fee-capped basis. These billing methods entail greater risk to the Company than its standard billing on a time-and-materials basis. The failure of the Company to complete projects billed other than on a time-and-materials basis within budget or below the fee-cap would expose the Company to the risks associated with cost overruns, which could have a material adverse effect on the Company's business, operating results and financial condition.


ANTI-TAKEOVER PROVISIONS
     Certain provisions of the Company's Articles of Incorporation and Bylaws, as well as the Florida Business Corporation Act, could make it more difficult or discourage a third party from attempting to acquire control of the Company without approval of the Company's Board of Directors. Such provisions could also limit the price that certain investors might be willing to pay in the future for shares of Common Stock. Certain of such provisions allow the Board of Directors to authorize the issuance of preferred stock with rights superior to those of the Common Stock. Moreover, certain provisions of the Company's Articles of Incorporation or Bylaws generally permit directors to be removed by the Board of Directors only for cause or, with or without cause, by a vote of the holders of at least 50% of the outstanding shares of Common Stock, require a vote of the holders of at least 60% of the outstanding Common Stock to amend the Company's Articles of Incorporation or Bylaws, require a demand of the holders of at least 50% of the outstanding Common Stock to call a special meeting of shareholders, and prohibit shareholder actions by written consent. See "Description of Capital Stock."


SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS
     Immediately after completion of this offering, the Company will have 10,300,000 shares of Common Stock outstanding, of which the 3,100,000 shares sold pursuant to this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for shares acquired by affiliates of the Company. Holders of the remaining shares will be eligible to sell such shares pursuant to Rule 144 ("Rule 144") under the Securities Act at prescribed times and subject to the manner of sale, volume, notice and information restrictions of Rule 144. The Company has granted certain registration rights covering an aggregate of 7,128,000 shares of currently issued and outstanding Common Stock (6,709,154 shares if the Underwriters' over-allotment option is exercised in full). In addition, 372,249 shares of Common Stock are issuable upon the exercise of stock options that will be outstanding upon the consummation of this offering (277,539 of which will be exercisable at such time), which shares will be registered by the Company under the Securities Act and after issuance upon exercise may be freely tradeable without restriction. The Company and its directors, executive officers and current shareholders (holding in the aggregate 7,200,000 shares of Common Stock upon consummation of this offering), have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any Common Stock, or any securities convertible into or exchangeable or exercisable for Common Stock or exercise registration rights, until 180 days after the date of this Prospectus, without the prior consent of Donaldson, Lufkin & Jenrette

Securities Corporation, which it may provide in whole or in part, with or without a public announcement. Sales of substantial amounts of such shares in the public market or the availability of such shares for future sale could adversely affect the market price of the shares of Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. See "Shares Eligible for Future Sale" and "Underwriting."


SIGNIFICANT UNALLOCATED NET PROCEEDS
     The Company expects to use approximately $10.8 million of the estimated $31.0 million net proceeds it receives from this offering for specific identified purposes, including payment of undistributed S corporation earnings and repayment of existing debt, with the remainder of approximately $20.2 million to be used for expansion of existing operations and general corporate purposes. As a result, the Board of Directors will have broad discretion with respect to the use of a large percentage of the net proceeds of this offering. There can be no assurance that the Company will deploy these proceeds in a manner that enhances shareholder value. See "Use of Proceeds."


IMMEDIATE AND SUBSTANTIAL DILUTION
     The initial public offering price per share of Common Stock is substantially higher than the net tangible book value per share of the Common Stock. Purchasers of shares of Common Stock in this offering will experience immediate and substantial dilution of $8.00 in the pro forma net tangible book value per share of Common Stock. See "Dilution."

                                  THE COMPANY


     The Company was incorporated on March 25, 1987 as a Florida corporation. The Company maintains its principal executive offices at 1901 West Cypress Creek Road, Suite 202, Ft. Lauderdale, Florida 33309, and its telephone number is (954) 493-8601. The Company's web site address is www.tsi.net. The Company's web site is not a part of this Prospectus. References to the Company include the Company's wholly-owned subsidiary and an affiliated company that has common ownership with the Company. Upon the consummation of this offering, the affiliated company, which is currently inactive, will be dissolved.



                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 3,100,000 shares of Common Stock offered by the Company (after deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company) are estimated to be approximately $31.0 million. The Company expects to use the net proceeds from this offering for the following purposes: (i) an estimated $8.5 million for payment of undistributed S corporation earnings to existing shareholders; (ii) approximately $2.3 million for repayment in full of existing debt, which bears interest at 0.5% over the prime rate (9.0% as of March 31, 1998) and matures on August 31, 1998; (iii) expansion of existing operations, including opening additional branch offices, development of new service lines and possible acquisitions of related businesses; and (iv) general corporate purposes, including working capital. The Company has no present commitments or agreements and is not currently conducting negotiations with respect to any acquisitions.


     The principal purposes of this offering are to obtain additional capital, facilitate future access for the Company to the public equity markets and enhance the Company's ability to use its Common Stock as consideration for potential acquisitions and as a means of attracting and retaining key employees. The Company's management will retain complete discretion in the application of a majority of the net proceeds. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short term, interest-bearing, investment grade obligations. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders, which may be sold pursuant to the exercise of the Underwriters' over-allotment option.



                          S CORPORATION DISTRIBUTION


     Since January 1, 1993, the Company has been a corporation subject to income taxation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, substantially all of the Company's net income has been attributed, for income tax purposes, directly to the Company's shareholders rather than to the Company. The Company's S corporation status will terminate in connection with this offering and thereupon the Company will make a final distribution (the "Distribution") to its existing shareholders in an aggregate amount representing substantially all of the Company's undistributed earnings taxed or taxable to its shareholders through the closing of this offering. The Distribution is estimated to be approximately $8.5 million. Purchasers of Common Stock in this offering will not receive any portion of the Distribution.


     Following termination of its S corporation status, the Company will be subject to corporate income taxation on an accrual basis under Subchapter C of the Code. In connection with the termination of its S corporation status, the Company estimates that it will record, in the quarter in which this offering occurs, a net deferred tax asset and a corresponding net income tax benefit of approximately $400,000. The majority of this net deferred tax asset will be recorded in accordance with Statement of Financial Accounting Standards No.
109. See Notes 4 and 11 of Notes to Financial Statements.

                                DIVIDEND POLICY


     The Company made distributions to its shareholders while it was an S corporation. The Company currently anticipates that it will retain all of its future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition and other factors as the Board of Directors may deem relevant.



                                CAPITALIZATION


     The following table sets forth the short-term debt and total capitalization of the Company as of March 31, 1998, and as adjusted to give effect to: (i) the recording of a net deferred tax asset of approximately $400,000 upon termination of the Company's S corporation status; (ii) an estimated $8.5 million payment of undistributed S corporation earnings; and
(iii) the issuance of 3,100,000 shares of Common Stock by the Company and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "S Corporation Distribution." The following table should be read in conjunction with the Financial Statements and related Notes thereto included elsewhere in this Prospectus:

                                                                                 AS OF MARCH 31, 1998
                                                                            ------------------------------
                                                                                ACTUAL        AS ADJUSTED
Total short-term debt ...................................................    $2,295,256      $        --
                                                                             ==========      ===========
Notes payable ...........................................................    $   10,000      $        --
Shareholders' equity:
 Preferred stock, $.01 par value; 10,000,000 shares authorized; no shares
   issued and outstanding ...............................................            --               --
 Common stock, $.01 par value; 50,000,000 shares authorized;
   7,200,000 issued and outstanding; 10,300,000 issued and outstanding
   as adjusted(1) .......................................................        72,000          103,000
 Additional paid-in capital .............................................            --       30,814,103
 Retained earnings(2) ...................................................     7,932,103               --
                                                                             ----------      -----------
  Total shareholders' equity ............................................     8,004,103       30,917,103
                                                                             ----------      -----------
   Total capitalization .................................................    $8,014,103      $30,917,103
                                                                             ==========      ===========

---------------------
(1) Excludes: (i) options that will be outstanding upon the consummation of this offering to purchase 372,249 shares of Common Stock at a weighted average exercise price of $1.26 per share; and (ii) 1,520,909 additional shares of Common Stock reserved for issuance upon exercise of options that may be granted in the future under the Technisource Long-Term Incentive Plan. See "Management--Employee Benefit Plans" and Notes 7 and 11 of Notes to Financial Statements.
(2) As adjusted to give effect to the distribution to existing shareholders of retained earnings of the Company as an S corporation, which are estimated to be $8.5 million at the time of the consummation of this offering. See "S Corporation Distribution" and Note 11 of Notes to Financial Statements.

                                   DILUTION


     The net tangible book value of the Company as of March 31, 1998 was $8,004,103 or $1.11 per share. Net tangible book value per share is determined by dividing the Company's tangible net worth (total tangible assets less total liabilities) by the number of shares of Common Stock outstanding. After giving effect to: (i) the recording of a net deferred tax asset of approximately $400,000 upon termination of the Company's S corporation status; (ii) an estimated $8.5 million payment of undistributed S corporation earnings; and
(iii) the issuance of 3,100,000 shares of Common Stock by the Company and the application of the estimated net proceeds therefrom, the pro forma net tangible adjusted book value of the Company as of March 31, 1998 would have been $30.9 million, or $3.00 per share. See "Use of Proceeds" and "S Corporation Distribution." This amount represents an immediate increase in net tangible book value of $1.89 per share to existing shareholders of the Company and an immediate dilution in net tangible book value of $8.00 per share to the purchasers of Common Stock in this offering. The following table illustrates this dilution on a per share basis:



Initial public offering price per share of Common Stock .................                 $  11.00
 Net tangible book value per share as of March 31, 1998 .................    $  1.11
 Increase in net tangible book value per share attributable to
   new investors ........................................................       1.89
Pro forma net tangible book value per share after this offering .........                     3.00
                                                                                          --------
Dilution in net tangible book value per share to new investors ..........                 $   8.00
                                                                                          ========

     The following table summarizes the total number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid for such shares by the existing shareholders and by new investors purchasing Common Stock in this offering:



                                         SHARES PURCHASED          TOTAL CONSIDERATION
                                     ------------------------   -------------------------    AVERAGE PRICE
                                        NUMBER       PERCENT        AMOUNT       PERCENT       PER SHARE
Existing shareholders(1) .........    7,200,000         70%     $    72,000         --%        $  0.01
New investors(1) .................    3,100,000         30       34,100,000        100           11.00
                                      ---------         --      -----------        ---
  Total ..........................   10,300,000        100%     $34,172,000        100%
                                     ==========        ===      ===========        ===

---------------------
(1) If the Underwriters' over-allotment option is exercised in full, sales by the Selling Shareholders in this offering will reduce the number of shares held by existing shareholders of the Company to 6,735,000 shares or 65.4% of the total number of shares outstanding after this offering and will increase the number of shares held by new investors to 3,565,000 shares or 34.6% of the total number of shares outstanding after this offering, and the total consideration paid by new investors will increase to $39,215,000 or 100%. See "Principal and Selling Shareholders."

                            SELECTED FINANCIAL DATA


     The selected financial data of the Company in the table as of and for the years ended December 31, 1995, 1996 and 1997 are derived from the financial statements of the Company, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere in this Prospectus. The selected financial data of the Company in the table as of and for the years ended December 31, 1993 and 1994 and the three months ended March 31, 1997 and 1998 are derived from the financial statements of the Company which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the information set forth therein. Results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ended December 31, 1998. The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Financial Statements and related Notes thereto and the other financial information appearing elsewhere in this Prospectus.

                                                                           YEARS ENDED DECEMBER 31,
                                                           --------------------------------------------------------
                                                              1993       1994       1995       1996        1997
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Revenues ................................................ $10,285    $15,572    $29,130    $40,360    $67,327
 Cost of revenues ........................................   8,758     12,050     21,879     30,624     50,775
                                                           -------    -------    -------    -------    -------
 Gross profit ............................................   1,527      3,522      7,251      9,736     16,552
 Selling, general and administrative expenses ............   1,685      2,536      4,778      6,659     12,222
                                                           -------    -------    -------    -------    -------
 Operating income (loss) .................................    (158)       986      2,473      3,077      4,330
 Interest and other income ...............................      16          9         23          8         27
 Interest expense ........................................       2         20         60        105        160
                                                           -------    -------    -------    -------    -------
 Income (loss) before income taxes .......................    (144)       975      2,436      2,980      4,197
 Income taxes (benefit) ..................................    (388)        --         22        231        183
                                                           -------    -------    -------    -------    -------
 Net income .............................................. $   244    $   975    $ 2,414    $ 2,749    $ 4,014
 Pro forma provision for incremental income
  taxes(1) (unaudited) ...................................     335        375        930        851      1,500
                                                           -------    -------    -------    -------    -------
 Pro forma net income (loss) (unaudited) ................. $   (91)   $   600    $ 1,484    $ 1,898    $ 2,514
                                                           =======    =======    =======    =======    =======
 Pro forma net income per share--basic
  (unaudited) ............................................                                             $  0.35
                                                                                                       =======
 Pro forma net income per share--diluted
  (unaudited) ............................................                                             $  0.30
                                                                                                       =======
 Weighted average shares outstanding--basic ..............                                               7,200
 Weighted average shares outstanding--diluted(2) .........                                               8,354

                                                             THREE MONTHS ENDED
                                                                  MARCH 31,
                                                           -----------------------
                                                              1997        1998
                                                            (IN THOUSANDS, EXCEPT
                                                                  PER SHARE
                                                                    DATA)
STATEMENT OF OPERATIONS DATA:
 Revenues ................................................ $13,400    $22,780
 Cost of revenues ........................................  10,122     17,210
                                                           -------    -------
 Gross profit ............................................   3,278      5,570
 Selling, general and administrative expenses ............   2,360      4,302
                                                           -------    -------
 Operating income (loss) .................................     918      1,268
 Interest and other income ............................... -------    -------
 Interest expense ........................................      44         38
                                                           -------    -------
 Income (loss) before income taxes .......................     874      1,230
 Income taxes (benefit) ..................................      38         59
                                                           -------    -------
 Net income .............................................. $   836    $ 1,171
 Pro forma provision for incremental income
  taxes(1) (unaudited) ...................................     312        412
                                                           -------    -------
 Pro forma net income (loss) (unaudited) ................. $   524    $   759
                                                           =======    =======
 Pro forma net income per share--basic
  (unaudited) ............................................            $  0.11
                                                                      =======
 Pro forma net income per share--diluted
  (unaudited) ............................................            $  0.09
                                                                      =======
 Weighted average shares outstanding--basic ..............              7,200
 Weighted average shares outstanding--diluted(2) .........              8,354

                                                   AS OF DECEMBER 31,                AS OF MARCH 31,
                                      --------------------------------------------- ------------------
                                        1993     1994     1995     1996      1997     1997      1998
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents ..........  $  260   $   58   $    6   $  174   $   470   $  618   $   163
 Working capital ....................     894    1,836    3,390    3,191     5,964    3,700     6,322
 Total assets .......................   1,028    3,278    4,455    7,949    10,638    9,256    13,864
 Total debt .........................      11    1,021      371    2,693       822    1,964     2,305
 Total shareholders' equity .........     942    1,917    3,681    3,914     7,230    4,639     8,004

-------------------
(1) The pro forma statement of operations information has been computed for the pro forma period by adjusting the Company's net income, as reported for such period, to record incremental income taxes which would have been recorded had the Company been a C corporation during such period. See "S Corporation Distribution," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 of Notes to Financial Statements.
(2) The weighted average shares outstanding-diluted includes: (i) the pro forma effect of the sale of 849,644 shares of Common Stock offered hereby needed to generate net proceeds sufficient to pay the estimated $8.5 million S corporation distribution; and (ii) the dilutive effect of common stock equivalents using the treasury stock method.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WHICH INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. THESE FORWARD-LOOKING STATEMENTS CAN GENERALLY BE IDENTIFIED AS SUCH BECAUSE THE CONTEXT OF THE STATEMENT INCLUDES WORDS SUCH AS THE COMPANY "BELIEVES," "ANTICIPATES," "EXPECTS," "INTENDS," OR OTHER WORDS OF SIMILAR IMPORT. SIMILARLY, STATEMENTS THAT DESCRIBE THE COMPANY'S FUTURE PLANS, OBJECTIVES AND GOALS ARE ALSO FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.


OVERVIEW
     Technisource is a national provider of IT services through 22 offices in the United States and Canada, utilizing over 900 highly trained consultants. The Company has achieved a compound annual revenue growth rate of 60.0% over the past five years. This growth rate has been generated internally, without the benefit of acquisitions.


     The Company's revenues grew from $10.3 million in 1993 to $67.3 million in 1997. The Company's revenue growth is driven primarily by increases in the number of consultants placed with existing and new clients. The number of consultants utilized by the Company grew from 126 as of December 31, 1993 to 812 as of December 31, 1997, and to 925 as of May 27, 1998. For each of 1995, 1996 and 1997, clients from the previous year generated at least 80% of the Company's revenues. The Company generates substantially all of its revenues from fees for the provision of IT consulting services, most of which are billed at contracted hourly rates. Clients are typically billed and consultants are paid on a weekly basis. The Company recognizes revenues as services are performed.


     The Company's most significant cost is its personnel expense, which consists primarily of salaries, fees and benefits of the Company's consultants. To date, the Company has generally been able to maintain its gross profit margin by offsetting increases in consultant salaries and fees with increases in the hourly billing rates charged to clients. However, there can be no assurance that the Company will continue to be able to offset increases in the Company's cost of revenues by increasing the amounts the Company bills to its clients. The Company attempts to control overhead and indirect expenses, which are not passed through to its clients, by controlling the rate of its branch office expansion and by maintaining centralized operations and back-office infrastructure.


     In anticipation of the Company's growth, the Company has made substantial investments in its infrastructure, including: (i) the Company's proprietary project and consultant TSRC Database; (ii) a national recruiting and training center; (iii) the development and continued refinement of the Technisource Growth Model and the process of replicating Development Triangles; and (iv) a network of 22 branch offices in the United States and Canada. The Company's substantial investment in a centralized infrastructure leaves the Company well positioned to continue its expansion.


     To support anticipated growth, the Company has invested in the expansion of its proprietary TSRC Database of over 100,000 potential consultants and their qualifications to ensure that IT professionals with the appropriate skill sets are quickly deployed to respond to client needs and are placed on assignments that utilize their technical skills and optimize their billing rates. The Company has also established a formal two-week recruiting and training program designed to train recruiting professionals in the Company's culture and operating procedures and teach them the Company's proprietary techniques and technical skills. The Company increased its administrative, sales, recruiting and training professionals from 99 employees on December 31, 1996 to 190 employees on December 31, 1997.


     Over the last ten years, the Company has developed and refined the Technisource Growth Model, which is focused on facilitating rapid internal growth through the replication of Development Triangles. The Company has grown from four Development Triangles as of December 31, 1993 to 33 Development Triangles as of December 31, 1997, and to more than 40 Development Triangles as of

May 27, 1998. The Company invested in the creation of over 15 Development Triangles in 1997 which more than doubled the Company's sales and recruiting capacities. Although the Company's operating margins may be adversely affected during periods following relatively large increases in the number of the Company's Development Triangles, the Company leverages its initial investment in infrastructure as Development Triangles mature and the Company's sales and recruiting personnel achieve greater levels of productivity.


     The Company has opened six new branch offices in 1998. The Company anticipates that each new branch office will require an investment of approximately $100,000 to $150,000 in order to begin operations and fund operating losses for an initial ten- to twelve-month period of operations, which is the amount of time management believes should generally be required for a new office to achieve profitability. The Company expenses the costs of opening a new office as such expenses are incurred. The Company anticipates continuing to leverage its current network of 22 branch offices, as the start-up costs have already been expensed and additional start-up branch office costs will constitute a smaller percentage of revenues as the Company continues to increase its revenue base. There can be no assurance that new Development Triangles or branch offices will be profitable within projected time-frames, or at all. See "Risk Factors--Development of New Branch Office Locations."


     Following termination of its S corporation status, the Company will be subject to corporate income taxation on an accrual basis under Subchapter C of the Code. In connection with the termination of its S corporation status, the Company estimates that it will record, in the quarter in which this offering occurs, a net deferred tax asset and a corresponding net income tax benefit of approximately $400,000. The majority of this net deferred tax asset will be recorded in accordance with Statement of Financial Accounting Standards No.
109. See Notes 4 and 11 of Notes to Financial Statements.


RESULTS OF OPERATIONS
     The following tables set forth for the periods indicated the percentage of revenues and the percentage change from the prior period of certain items reflected in the Company's statements of income:

                                                                                                      PERCENTAGE
                                                                           THREE MONTHS ENDED         CHANGE FROM
                                          YEARS ENDED DECEMBER 31,              MARCH 31,             PRIOR YEAR
                                     ----------------------------------- ----------------------- ---------------------
                                         1995        1996        1997        1997        1998       1996       1997
Revenues ...........................     100.0%      100.0%      100.0%      100.0%      100.0%      38.6%      66.8%
Cost of revenues ...................      75.1        75.9        75.4        75.5        75.5       40.0       65.8
                                         -----       -----       -----       -----       -----      -----      -----
Gross profit .......................      24.9        24.1        24.6        24.5        24.5       34.3       70.0
Selling, general and administrative
  expenses .........................      16.4        16.5        18.2        17.6        18.9       39.4       83.5
                                         -----       -----       -----       -----       -----      -----      -----
Operating income ...................       8.5         7.6         6.4         6.9         5.6       24.4       40.7
Interest and other income ..........       0.1          --          --          --          --          *          *
Interest expense ...................       0.2         0.2         0.2         0.4         0.2       75.6       51.8
                                         -----       -----       -----       -----       -----      -----      -----
Income before income taxes .........       8.4         7.4         6.2         6.5         5.4       22.3       40.8
Income taxes .......................       0.1         0.6         0.3         0.3         0.3          *          *
                                         -----       -----       -----       -----       -----      -----      -----
Net income .........................       8.3%        6.8%        5.9%        6.2%        5.1%      13.9%      46.0%
Pro forma provision for incremental
  income taxes .....................       3.2         2.1         2.2         2.3         1.8          *          *
                                         -----       -----       -----       -----       -----      -----      -----
Pro forma net income ...............       5.1%        4.7%        3.7%        3.9%        3.3%      27.9%      32.5%
                                         =====       =====       =====       =====       =====      =====      =====

---------------------
 *  Not meaningful.

THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31, 1997


     REVENUES. The Company's revenues increased 70.0% from $13.4 million in the first quarter of 1997 to $22.7 million in the first quarter of 1998. This growth is primarily attributable to increased sales in existing offices and, to a lesser extent, the addition of new branch offices. The total number of client divisions and business units billed increased from 192 during the quarter ended March 31, 1997 to 323 during the quarter ended March 31, 1998, and the number of IT consultants working for the Company increased from 547 as of March 31, 1997 to 910 as of March 31, 1998.


     GROSS PROFIT. Gross profit consists of revenues less cost of revenues. The Company's cost of revenues consists primarily of compensation, benefits and expenses for the Company's consultants and other direct costs associated with providing services to clients. Gross profit increased 69.9% from $3.3 million in the first quarter of 1997 to $5.6 million in the first quarter of 1998.


     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses consist primarily of costs associated with the Company's direct selling and marketing efforts, human resources and recruiting departments, administration, training and facilities. Selling, general and administrative expenses increased 82.3% from $2.4 million in the quarter ended March 31, 1997 to $4.3 million in the quarter ended March 31, 1998. As a percentage of revenues, selling, general and administrative expenses increased from 17.6% in the first quarter of 1997 to 18.9% in the first quarter of 1998. This increase resulted from expenses incurred to build and enhance the infrastructure necessary to support the Company's anticipated revenue growth, including opening four branch offices during the first quarter of 1998.


1997 COMPARED TO 1996

     REVENUES. The Company's revenues increased 66.8% from $40.4 million in 1996 to $67.3 million in 1997. This growth is primarily attributable to increased sales in existing offices and, to a lesser extent, the addition of seven new branch offices. Six of the seven additional offices were opened after June 1 1997. The total number of client divisions and business units billed increased from 292 during the year ended December 31, 1996 to more than 390 during the year ended December 31, 1997, and the number of IT consultants working for the Company increased from 476 as of December 31, 1996 to 812 as of December 31, 1997.


     GROSS PROFIT. The Company's cost of revenues consists primarily of compensation, benefits and expenses for the Company's consultants and other direct costs associated with providing services to clients. Gross profit increased 70.0% from $9.7 million in 1996 to $16.6 million in 1997. As a percentage of revenues, gross profit increased from 24.1% in 1996 to 24.6% in 1997. This increase was attributable to the Company's shift of its business toward higher value-added service offerings.


     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 83.5% from $6.7 million in 1996 to $12.2 million in 1997. As a percentage of revenues, selling, general and administrative expenses increased from 16.5% in 1996 to 18.2% in 1997. This increase resulted from expenses incurred to build and enhance the infrastructure necessary to support the Company's anticipated revenue growth, including opening six branch offices after June 1, 1997, and more than doubling the number of Development Triangles and sales, administration, recruiting and training professionals during 1997.


1996 COMPARED TO 1995

     REVENUES. The Company's revenues increased 38.6% from $29.1 million in 1995 to $40.4 million in 1996. This growth is primarily attributable to increased sales in existing offices and, to a lesser extent, the addition of five new branch offices. The total number of client divisions and business units billed increased from 150 during the year ended December 31, 1995 to 292 during the year ended December 31, 1996, and the number of IT consultants working for the Company increased from 320 as of December 31, 1995 to 476 as of December 31, 1996.

     GROSS PROFIT. Gross profit increased 34.3% from $7.3 million in 1995 to $9.7 million in 1996. As a percentage of revenues, gross profit decreased from 24.9% in 1995 to 24.1% in 1996. This decrease is primarily attributable to salary increases for IT consultants in 1996 that were only partially offset by billing increases.


     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 39.4% from $4.8 million in 1995 to $6.7 million in 1996. As a percentage of revenues, selling, general and administrative expenses increased from 16.4% in 1995 to 16.5% in 1996.


UNAUDITED QUARTERLY RESULTS
     The following table sets forth certain unaudited quarterly operating information for each of the nine quarters ending March 31, 1998. This data includes, in the opinion of management, all normal recurring adjustments necessary for the fair presentation of the information for the periods presented when read in conjunction with the Company's Financial Statements and related Notes thereto. Results for any previous fiscal quarter are not necessarily indicative of results for the full year or for any future quarter.

                                                QUARTERS ENDED
                                 --------------------------------------------
                                  MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                    1996       1996        1996       1996
                                                (IN THOUSANDS)
Revenues .......................  $ 8,259    $ 9,401    $ 10,484    $ 12,216
Cost of revenues ...............    6,335      7,030       8,112       9,147
                                  -------    -------    --------    --------
Gross profit ...................    1,924      2,371       2,372       3,069
Selling, general and
 administrative expenses .......    1,246      1,590       1,713       2,110
                                  -------    -------    --------    --------
Operating income ...............      678        781         659         959
Interest and other income
 (expense) .....................        4          2          --           2
Interest expense ...............        3         19          26          57
                                  -------    -------    --------    --------
Income before income taxes .....      679        764         633         904
Income taxes ...................       53         59          49          70
                                  -------    -------    --------    --------
Net income .....................  $   626    $   705    $    584    $    834
Pro forma provision for
 incremental income taxes ......      194        218         181         258
                                  -------    -------    --------    --------
Pro forma net income ...........  $   432    $   487    $    403    $    576
                                  =======    =======    ========    ========

                                                       QUARTERS ENDED
                                 -----------------------------------------------------------
                                  MAR. 31,   JUNE 30,   SEPT. 30,     DEC. 31,     MAR. 31,
                                    1997       1997        1997         1997         1998
                                                       (IN THOUSANDS)
Revenues .......................  $ 13,400   $ 16,249   $ 17,333      $20,345      $22,780
Cost of revenues ...............    10,122     12,209     13,199       15,245       17,210
                                  --------   --------   --------      -------      -------
Gross profit ...................     3,278      4,040      4,134        5,100        5,570
Selling, general and
 administrative expenses .......     2,360      2,695      3,112        4,055        4,302
                                  --------   --------   --------      -------      -------
Operating income ...............       918      1,345      1,022        1,045        1,268
Interest and other income
 (expense) .....................        --         --         35           (8)          --
Interest expense ...............        44         71         31           14          (38)
                                  --------   --------   --------      --------     -------
Income before income taxes .....       874      1,274      1,026        1,023        1,230
Income taxes ...................        38         53         46           46           59
                                  --------   --------   --------      --------     -------
Net income .....................  $    836   $  1,221   $    980      $   977      $ 1,171
Pro forma provision for
 incremental income taxes ......       312        456        366          366          412
                                  --------   --------   --------      --------     -------
Pro forma net income ...........  $    524   $    765   $    614      $   611      $   759
                                  ========   ========   ========      ========     =======

     The Company generally experiences lower operating results in the first quarter due in part to the timing of unemployment taxes, FICA tax accruals and delays in client contract renewals due to clients' budget approval processes. Further, the Company generally experiences a certain amount of seasonality in the fourth quarter due to the number of holidays and the closing of client facilities during that quarter. No assurance can be given that future quarterly results will not fluctuate, which may have a material adverse effect on the Company's business and financial condition.


LIQUIDITY AND CAPITAL RESOURCES
     The Company's primary sources of liquidity have been cash flow from operations and available borrowings under its line of credit. The Company's cash flow from operating activities was $1.6 million, $1.0 million, $3.8 million and $(0.9) million for the years ended December 31, 1995, 1996 and 1997 and the quarter ended March 31, 1998, respectively. Because the Company has elected to be treated as an S corporation for tax purposes, which will terminate on the consummation of this offering, the Company's net cash provided by operations does not recognize federal income taxes and reflects only certain state income taxes.


     The Company maintains a revolving line of credit with Barnett Bank, N.A., which provides for maximum borrowings of up to $8.0 million. The line of credit is secured by the Company's accounts receivable and equipment and is guaranteed by the Company's controlling shareholders. Interest is payable monthly at a variable rate of 0.5% over the prime rate, which was 9.0% as of March 31, 1998. All interest and principal outstanding under the line of credit is due on August 31, 1998. As of March 31, 1998, approximately $2.3 million was outstanding under the line of credit, including bank overdrafts. The Company anticipates using a portion of the proceeds of this offering to pay off the balance of the line of credit.


     The Company anticipates that the net proceeds from the sale of Common Stock offered hereby, together with existing sources of liquidity and funds generated from operations, will provide adequate cash to fund its currently anticipated cash needs at least through the next twelve months.


YEAR 2000 CONTINGENCY
     The Company has performed an initial assessment of the impact of the "Year 2000 Issue" on its reporting systems and operations. The "Year 2000 Issue" exists because many computer systems and applications currently use two-digit fields to designate a year. As the century date occurs, date sensitive systems will recognize the year 2000 as 1900, or not at all. Based on the Company's initial assessment, it believes that its accounting systems and operations substantially avoid the problems associated with the "Year 2000 Issue," thereby enabling it to properly process critical financial and operational information. There can be no assurance, however, that the Company's systems are Year 2000 compliant or that the systems of other companies on which the Company's systems and operations rely will be timely converted to address the "Year 2000 Issue", or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company's business, operating results and financial position.


NEW ACCOUNTING PRONOUNCEMENTS
     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and presentation of comprehensive income and its components. In June 1997, the FASB also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for reporting information about a company's operating segments and related disclosures about its products, services, geographic areas of operations and major clients. Both statements will be adopted by the Company in 1998. The adoption of these statements will not impact the Company's results of operations, cash flows or financial position.

                                   BUSINESS



OVERVIEW

     Technisource is a national provider of information technology services through 22 offices in the United States and Canada, utilizing over 900 highly trained consultants. The Company's consultants provide services which are used to design, develop and implement IT solutions, including database development, documentation and training, ERP package implementation, help desk/desktop support, Internet/intranet development, mainframe development, network engineering, real-time development, systems administration and testing & quality assurance. The Company's services are provided to various departments within its client's organization, including research and product development departments.


     Since the Company's inception on March 25, 1987, the Company has developed and refined an internal growth methodology which is focused on facilitating rapid internal growth through the replication of Technisource Development Triangles. Each Development Triangle is typically comprised of one account manager, two trained recruiting professionals and a group of IT consultants. As the revenues generated by a Development Triangle reach critical mass, a high-performing recruiting professional from the Development Triangle is promoted to account manager and forms a new Development Triangle, which is seeded with a portion of the revenue-generating projects and consultants from the original Development Triangle. This scalable model fuels growth by developing and retaining employees within the Technisource culture and by reducing the time required to achieve profitability and the risks associated with expansion.


     The Company has demonstrated the scalability of the Technisource Growth Model, having replicated over 40 Development Triangles. This has resulted in rapid internal growth, as revenues have increased at a five-year compound annual growth rate of 60.0%, from $10.3 million in 1993 to $67.3 million in 1997. The Company has grown from four branch offices in 1993 to 16 branch offices in 1997, and has added six branch offices in 1998.


     The Company's goal is to maximize growth and maintain profitability by capitalizing on key industry dynamics. The key elements of the Company's business strategy designed to achieve this goal are the following: (i) rapidly deploy highly trained IT consultants; (ii) apply the Technisource Growth Model by replicating Development Triangles; (iii) establish long-term client relationships; (iv) provide a wide range of IT capabilities; (v) capitalize on local presence; and (vi) leverage established infrastructure. Technisource's substantial investment in a centralized infrastructure leaves the Company well positioned to continue its expansion. For example, the Company has expanded its proprietary TSRC Database to include over 100,000 potential consultants and their qualifications, which allows the Company to identify and quickly deploy IT consultants with the appropriate skill sets.


     Technisource believes that the breadth of its service offerings fosters long-term client relationships, affords cross-selling opportunities, reduces its dependence on any single technology and enables the Company to attract consultants with a variety of skill sets to service the needs of the Company's clients. For each of the years 1995, 1996 and 1997, existing clients from the previous year generated at least 80% of the Company's revenues. In 1997, the Company provided IT services to over 200 clients in the United States, including more than 390 divisions or business units, in a diverse range of industries. Clients include AlliedSignal, AT&T, Caterpillar, Eli Lilly, General Electric, General Motors, Honeywell, Lockheed Martin, Lucent Technologies, Motorola, Rockwell and UPS.


     The Company's strategy is to leverage the Technisource Growth Model to generate same-office growth and expansion of branch-office locations, and to selectively take advantage of acquisition opportunities. The Company's growth strategy includes the following elements: (i) expand geographic presence through opening new branch offices; (ii) broaden service lines and IT capabilities; (iii) leverage existing client base; and (iv) pursue strategic acquisitions or partnerships.

INDUSTRY OVERVIEW

     Increased competition, deregulation, globalization and technological advances are forcing business organizations to increasingly rely on IT solutions to resolve business issues and increase productivity. The ability of an organization to integrate, deploy and manage new information technologies has become critical to its long-term viability and competitiveness. The migration of technology throughout the business enterprise has created a wide range of opportunities, including improved service and product capabilities. These capabilities are being deployed throughout a variety of complicated networking protocols, operating systems, databases, devices and architectures. Organizations are increasingly outsourcing technology services functions throughout the business enterprise in order to: (i) keep pace with rapidly changing technologies; (ii) efficiently match employee skills and utilization levels with current needs; and (iii) address the growing shortage of IT professionals.


     KEEP PACE WITH RAPIDLY CHANGING TECHNOLOGIES. Growth in the IT services industry has been fueled by the clients' need to remain competitive through the use of emerging technology capabilities, including open and distributed computing, client/server architectures, Internet/intranet, relational databases and object-oriented programming. The pace of change in technology capabilities quickly renders existing IT infrastructure obsolete and makes it more difficult for organizations to maintain the requisite internal expertise needed to evaluate, develop and integrate new technologies.


     MATCH EMPLOYEE SKILLS AND UTILIZATION LEVELS WITH CURRENT NEEDS. Increasingly, organizations are outsourcing technical functions to keep pace with changes in technology and better match available skills with project requirements. In today's rapidly changing environment, technical professionals are often needed on a project by project basis. Organizations typically lack the quantity or variety of IT skills necessary to efficiently match project requirements with the availability of qualified internal employees. The outsourcing of technical skills in a controlled environment creates higher utilization rates and a more efficient deployment of technical skills. Outsourcing IT services functions has also reduced management's exposure to uncertain expenses, including the costs of recruiting, hiring, terminating and under-utilizing permanent employees.


     ADDRESS THE GROWING SHORTAGE OF IT PROFESSIONALS. Demand for consultants is increasing due to the growing shortage of IT professionals. As business organizations continue to move from centralized mainframe architectures to distributed client/server technologies, the Company believes that the demand for IT professionals will continue to rise. In addition, the shortage of skilled IT professionals and the complexity of IT solutions have forced senior executives to increasingly rely on outside specialists to help them execute IT strategies. Business organizations often lack recruiting and employee management networks capable of attracting and deploying, on short notice, large numbers of qualified IT professionals. Further, these organizations often lack the infrastructure necessary to provide training to IT professionals in emerging technology skills. Third-party IT services providers have been able to attract, develop, motivate and retain qualified IT professionals by offering a variety of benefits, including the opportunity to train and work with emerging technologies in multiple industries, flexible work and travel schedules, and accelerating cash and stock compensation.


     According to industry sources, the worldwide market for IT services was estimated at $280 billion in 1997 with a projected market of $400 billion for 2001. The Company believes the IT services industry is highly fragmented and will experience consolidation as smaller IT services firms are unable to meet the wide-ranging service needs of, or provide nationwide services to, large national or international clients, and are unable to achieve economies of scale in recruiting, training and managing IT consultants. The Company believes that these trends will provide opportunities for certain industry participants to expand their operations by acquiring smaller IT consulting firms.

BUSINESS STRATEGY
     The Company's goal is to maximize growth and maintain profitability by capitalizing on key industry dynamics. The key elements of the Company's business strategy designed to achieve this goal are the following:


     RAPIDLY DEPLOY HIGHLY TRAINED IT CONSULTANTS. Technisource's growth has been fueled by its ability to recruit and deploy, on short notice, experienced IT professionals to meet client needs on a national basis. The Company's proprietary TSRC Database of over 100,000 potential consultants and their qualifications allows the Company to identify and quickly deploy IT consultants with the appropriate skill sets to meet client needs. In order to maximize its ability to capitalize on anticipated industry growth, the Company has developed and maintained an aggressive consultant recruiting strategy, with a full complement of recruiting professionals to support each of the Company's offices. Also, the Company has made substantial investments in computer-based training systems that enable its consultants to learn new skills in response to changing industry requirements. This helps ensure the high quality of the Company's consultants and helps them to achieve their career objectives.


     APPLY THE TECHNISOURCE GROWTH MODEL BY REPLICATING DEVELOPMENT TRIANGLES. Over the last ten years, the Company has developed and refined the Technisource Growth Model. This model is focused on facilitating rapid internal growth through the replication of Development Triangles. Each Development Triangle is typically comprised of one account manager, two trained recruiting professionals and a group of IT consultants, who are assigned to projects managed by the account managers. As each Development Triangle reaches a budgeted profitablity level, a high-performing recruiting professional from the Development Triangle is promoted to account manager and a new Development Triangle is created. Each new Development Triangle is seeded with a portion of the revenue-generating projects and consultants from the original Development Triangle. Account managers involved in the creation of several Development Triangles may be further promoted to regional manager. The Company's TSRC Database maximizes employee utilization and the expansion of skill sets by managing the migration of consultants between projects and Development Triangles. The Company has replicated over 40 Development Triangles, which currently include over 900 consultants. The Company has demonstrated the scalability of the Technisource Growth Model as revenues have increased at a five-year compound annual growth rate of 60.0%, from $10.3 million in 1993 to $67.3 million in 1997.


     ESTABLISH LONG-TERM CLIENT RELATIONSHIPS. The Company's goal is to continue to establish long-term client relationships that enable the Company to cross-sell its capabilities within and expand the Company's business throughout a client organization. The Company's account managers are trained to understand the full breadth of the Company's capabilities and their clients' business needs. By developing long-term client relationships, account managers are better able to identify client needs and cross-sell the Company's services, generating recurring revenue streams. For each of the years 1995, 1996, and 1997, existing clients from the previous year generated at least 80% of the Company's revenues. An example of the Company's success in building long-term client relationships is its relationship with Motorola, which was serviced by one account manager and generated revenues of approximately $340,000 from three client locations in 1993, and grew, through the Technisource Growth Model, to six account managers, revenues of approximately $14.0 million and eight client locations in 1997.


     PROVIDE A WIDE RANGE OF IT CAPABILITIES. The Company's services are provided to various departments within its client's organization, including research and product development departments. The Company provides its clients with a wide range of IT applications, solutions and services, including database development, documentation and training, ERP package implementation, help desk/desktop support, Internet/intranet development, mainframe development, network engineering, realtime development, systems administration and testing and quality assurance. These services are provided in a wide variety of computing environments, and use leading technologies, including client/server architectures, object-oriented programming languages and tools, distributed database management systems and the latest networking and communications technologies. In addition, the Company has developed proprietary methodologies and tools to improve productivity and enhance the value of the Company's services. The wide range of the Company's IT capabilities enhances the Company's ability to establish long-term client relationships and provides the Company with the opportunity to cross-sell multiple services.


     CAPITALIZE ON LOCAL PRESENCE. Technisource has a geographically diverse network of 22 branch offices in the United States and Canada, established and grown by replicating Development Triangles. The Company's branch office network demonstrates the Company's commitment to each local market, enables the Company to generate additional client projects, and enhances the Company's ability to attract experienced, locally based consultants. This branch network increases efficiencies to clients by enhancing the Company's responsiveness and minimizing travel expense.


     LEVERAGE ESTABLISHED INFRASTRUCTURE. In order to facilitate the Technisource Growth Model, the Company has made significant capital investments in its infrastructure, including a centralized client server accounting system, and centralized, state-of-the-art billing, collections, and payroll systems. The Company also has a centralized training program in Ft. Lauderdale, Florida for newly hired recruiting professionals, centralized CBT Systems training capabilities through the Company's intranet site, and the proprietary TSRC Database that matches the Company's client requirements with the skill sets of the Company's IT consultants. This infrastructure has the capacity to support significant growth with only modest additional capital expenditures and additions to administrative personnel.


GROWTH STRATEGY
     The Company's strategy is to grow its business by using the Technisource Growth Model to generate same-office growth and expansion of branch office locations, and to selectively take advantage of acquisition opportunities. The Company has demonstrated the scalability of the Technisource Growth Model as revenues have increased at a five-year internal compound annual growth rate of 60.0%, from $10.3 million in 1993 to $67.3 million in 1997. The Company's growth strategy includes the following elements:


     EXPAND GEOGRAPHIC PRESENCE BY REPLICATING DEVELOPMENT TRIANGLES. Technisource has successfully expanded geographically by servicing new and existing clients in strategic locations. The Company intends to continue to expand its geographic presence by opening additional branch offices in selected locations. The Company utilizes the Technisource Growth Model to establish new branch offices by replicating Development Triangles in new locations. The Company believes the Technisource Growth Model reduces the time required to achieve profitability, as well as the risks associated with opening new offices, by replicating Development Triangles. The Company has grown from four branch offices in 1993 to 16 branch offices in 1997, and the Company has added six branch offices in 1998. The Company's substantial investment in a centralized infrastructure leaves the Company well positioned to continue the expansion of its branch office locations. In connection with each new branch office, the Company's Office Development Team acquires office space, outfits the new office with appropriate hardware, integrates back-office operations with the Company's centralized systems, and enables the new office to access the Company's TSRC Database.


     BROADEN SERVICE LINES AND IT CAPABILITIES. Technisource believes that it can increase its revenues from existing clients and attract new clients by expanding its base of IT professionals to include additional professionals with an increasingly broad range of skill sets. The Company has expanded its service lines and capabilities over the last ten years to utilize consultants with skill sets, including database development, documentation and training, ERP package implementation, help desk/desktop support, Internet/intranet development, mainframe development, network engineering, realtime development, systems administration and testing and quality assurance. The Company provides its IT consultants with substantial computer-based training resources in order to allow them to respond to market needs by retooling their skills. The Company plans to continue to selectively expand the services it offers its clients in order to meet its client's evolving technological needs.


     LEVERAGE EXISTING CLIENT BASE. The Company intends to continue its internal growth by expanding the amount of work it performs for existing clients. By replicating the Development Triangles servicing existing clients, the Company can service additional divisions and business units of existing clients and the Company's account managers can better cross-sell the Company's wide range of capabilities. During 1997, the Company provided services to over 200 clients in the United States, including more than 390 divisions or business units. The Company believes that its long-term client relationships and its ability to address its client's needs throughout the life cycle of their IT systems provides the Company with substantial growth opportunities. For each of the years 1995, 1996, and 1997, existing clients from the previous year generated at least 80% of the Company's revenues.


     PURSUE STRATEGIC ACQUISITIONS OR PARTNERSHIPS. The Company intends to selectively pursue strategic acquisitions that will provide well-trained, high-quality professionals, new service offerings, additional industry expertise, a broader client base and an expanded geographic presence, both domestically and internationally. The Company believes that acquisition opportunities exist due to the highly fragmented nature of the IT services industry. The Company currently has no agreements, understandings or commitments with respect to any potential acquisitions.



REPRESENTATIVE SERVICES AND SKILLS

     Technisource offers its clients a comprehensive range of IT services required to successfully design, develop and implement IT solutions. The following is a summary of representative technology skill sets provided by the
Company:

               CATEGORY                                DESCRIPTION OF SERVICES AND SKILLS
--------------------------------   -------------------------------------------------------------------
 DATABASE DEVELOPMENT              Database developers use products and toolsets including SQL,
                                   Oracle, Sybase, Informix and Access. These professionals provide data modeling, define relational database structures, resolve scalability issues, perform physical/logical database design, and design graphical user interfaces.

 DOCUMENTATION AND TRAINING        Professionals in this area document technical systems, develop user manuals and train users on how to operate their technical systems. Assignments in this area include employee productivity improvement, knowledge transfer support and document
                                   management.

 ENTERPRISE RESOURCE PLANNING      These professionals work with ERP packages from SAP,
                                   Peoplesoft, BAAN, Oracle and J.D. Edwards. Assignments in this area include redesigning the chart of accounts; identifying, documenting and assessing current business processes; and
                                   converting from a mainframe environment to an ERP
                                   environment.

 HELP DESK/DESKTOP SUPPORT         These professionals typically support users of a device, software package or operating system. The typical assignment is to provide support for a large business with a multi-platform environment.
                                   Specific tasks include providing phone support, on-site support and troubleshooting.

 INTERNET/INTRANET DEVELOPMENT     These professionals are proficient in CGI, Perl, IIS, Cold Fusion,
                                   JavaScript ++ and HTML. Typical services involve designing and developing a web interface, as well as connectivity to a database server that will allow a user to add to or query existing data.

              CATEGORY                                 DESCRIPTION OF SERVICES AND SKILLS
------------------------------   -----------------------------------------------------------------------
 MAINFRAME DEVELOPMENT           These professionals typically perform work utilizing MVS,
                                 COBOL, JCL, DB2 and IMS. Services include analyzing change requests, identifying requirements for fixes and enhancements, developing project plans for known maintenance activities, installing upgrades and enhancements and making program code changes to existing on-line and batch programs.

 NETWORK ENGINEERING             Professionals providing these services are proficient with gateways, routers, hubs, bridges, Ethernet, Token Ring, SNA,
                                 FDDI, SONET, T1, DS3, Frame Relay, multi-point and TCP/IP.
                                 The services provided involve network analysis, daily network management, network utilization trend analysis, integration of software to perform network/systems management, utilization of core processes and process design techniques, capacity and performance management and network tuning.

 REALTIME DEVELOPMENT            Professionals in this area are proficient in ADA, assembly language, microprocessor experience and debuggers. Assignments typically involve working with a large team of engineers
                                 developing a subsystem for an aircraft or a communications device. These assignments generally involve significant
                                 documentation, testing and quality assurance requirements.

 SYSTEMS ADMINISTRATION          Professionals performing services in this capacity generally specialize in a particular operating platform, including Sun/UNIX,
                                 Windows NT, Lotus Notes or HP-UX. The tasks performed range from establishing user accounts, installing software and hardware upgrades, monitoring system performance and performing systems programming and resource utilization studies.

 TESTING & QUALITY ASSURANCE     These professionals participate in clients' quality assurance efforts.
                                 Services performed include interfacing with clients to develop systems' test requirements; interpreting, determining and refining test specifications; writing test plans; overseeing systems tests;
                                 troubleshooting; establishing test tools; and writing test reports.

CLIENTS AND REPRESENTATIVE SOLUTIONS

     During 1997, the Company provided services to over 200 clients in the United States, including more than 390 divisions or business units. More than 50% of the Company's revenues during 1997 were generated from Fortune 500 companies. The Company seeks to maximize its client retention rate and secure follow-on engagements by being responsive to clients and providing high quality services. For each of the years 1995, 1996, and 1997, existing clients from the previous year generated at least 80% of the Company's revenues. During 1997, the Company's two most significant clients, Motorola and Rockwell, accounted for approximately 21% and 15% of the Company's revenues, respectively. The IT services provided to Motorola were divided among a number of divisions and subsidiaries in eight client locations. The Company provided services to, among others, the following clients in 1997:



         Aegon USA, Inc.           General Motors Corporation    Publix Super Markets, Inc.
       AlliedSignal, Inc.              Harris Corporation             Raytheon Company
        AT&T Corporation                  Hitachi Ltd.          Rockwell International Corp.
  Boehringer Mannheim Corp.              Honeywell Inc.           Scientific-Atlanta, Inc.
         Caterpillar Inc           Lockheed Martin Corporation       Siemens Corporation
 Digital Equipment Corporation      Lucent Technologies Inc.        Sunstrand Corporation
         Eaton Corporation               Motorola, Inc.                Teradyne, Inc.
        Eli Lilly & Company              NCR Corporation        Thomson Consumer Electronics
    Florida Power Corporation          Norand Corporation             3 Com Corporation
    General Electric Company      Northrop Grumman Corporation      UPS of America, Inc.

     Examples of the Company's engagements are set forth below:

     FORTUNE 100 TELECOMMUNICATIONS COMPANY. This technology-driven telecommunications company, through a joint venture with two other Fortune 500 companies, established a nationwide commercial support service for a new digital cellular network. The client was administering and supporting a UNIX-based (Sun/Solaris) switching system that required a background in the area of UNIX system administration. Over a twelve-month period, Technisource provided over 30 IT consultants to serve as UNIX system administrators at multiple locations throughout the United States. These consultants had extensive backgrounds with Sun/Solaris in a networking and client/server environment and also possessed expertise working with network cell sites (BTS & HD2) for switches. The Company's IT consultants also monitored and administered cell site control centers for large CDMA cellular networks and provided system level support, including switching platforms, RF products and various processors and applications, using analog and CDMA technologies. The Company's account manager coordinated supervision of the project and the technical personnel with the clients' engineering section project managers. The Company's involvement in this project has led to an ongoing relationship with the client and a new engagement with another Fortune 500 company to provide similar services.

     FORTUNE 100 AVIONICS COMPANY. A client located in Ft. Lauderdale, Florida needed to certify a flight critical system in accordance with Federal Aviation Administration ("FAA") standards within an accelerated time-frame. The Company supplied a team of more than 50 IT consultants, including a project manager, team leaders, software engineers and support personnel over a six-month period in order to complete the certification project on a timely basis. The Company's highly experienced team of professionals developed the plans, standards and work product to complete system testing, hardware/ software integration testing, software integration testing and low-level requirements-based testing. Certain of the Company's team members also assisted with the development of the requirements, design and code for the system. All of the work products were ISO-9001 compliant and the client's product was successfully certified by the FAA.

     The initial certification and development efforts by the Company resulted in the Company being engaged by the client for four follow-on certification and development programs. To date, three of these efforts have been successfully certified by the FAA, and one is in progress.

     DIVISION OF A FORTUNE 100 MANUFACTURING COMPANY. The Company was engaged to assist this client with the upgrade of their development/communications environment from Windows 3.1 to Windows 95 or Windows NT. Thirty of the Company's software engineers and IT professionals worked with client project managers to provide programming, administration, technical expertise, training, hardware deployment support in multiple locations and a help desk. During this eight-month project, the Company provided research and tools that facilitated a smooth transition between operating systems.

     This project led to the Company being awarded a contract to provide similar services in connection with the same client's transition from cc:mail to Lotus Notes, and in connection with the client's combination of multiple business units into one division. During a six-month period, the Company assisted in the installation of a network operating system for the client's entire multi-office organization.


SALES
     New business engagements are generated by account managers, who manage the Development Triangles. Upon being promoted from a recruiting professional to an account manager in connection with the replication of a Development Triangle, the account manager is seeded with a portion of the current revenue-generating projects and a group of IT consultants from the original Development Triangle. The Technisource Growth Model is designed to provide incentives to account managers to generate new client engagements and further replicate Development Triangles. The Company's execution of the Technisource Growth Model enabled the Company to generate 76 new clients in 1996 and 89 new clients in 1997. In 1997, the Company serviced over 200 clients, including more than 390 divisions or business units.

     Each account manager is responsible for managing client relationships, ensuring that the Development Triangle is performing as expected, and identifying new business opportunities. The Company has a national sales director and three regional managers, who are responsible for the performance of four-to-ten Development Triangles within one or more of the Company's geographic locations. The Company's regional managers and account managers are compensated through a highly incentive-based compensation system that includes a combination of base salary, commissions and bonuses.

     The Company intends to compensate all of its regional managers and account managers with stock options in order to further align their interests with the Company's shareholders and to increase the performance-based portion of their compensation packages. The Company believes that its performance-based compensation structure provides incentives to its employees and allows the Company to retain high-performing employees by compensating them at competitive levels.


HUMAN RESOURCES AND RECRUITING
     The Technisource Growth Model is designed to expand the skills and develop the careers of the Company's employees and consultants, while providing substantial incentives to further the Company's growth. The Company provides its IT consultants with substantial computer-based training resources in order to allow its consultants to respond to market needs by retooling their skills. This has resulted in the Company maintaining a highly skilled pool of career-oriented IT consultants. The Company also develops the careers of its recruiting professionals and account managers by promoting high-performing recruiting professionals to account managers with responsibility for a Development Triangle, and by promoting high-performing account managers to regional managers, with responsibility for several Development Triangles in multiple geographic locations.

     The Company's future growth depends in large part on its ability to attract, develop, motivate and retain highly skilled IT professionals. The Company's strategy for attracting career-oriented IT professionals includes providing computer-based training; allocation of assignments in accordance with employee skills and career objectives; and an optional comprehensive benefits package including a Company-matched 401(k) plan, health and dental insurance, a flexible spending account and tuition reimbursement. The Company expects to use employee stock options as an important part of its recruitment and retention strategy. See "Management--Employee Benefit Plans."

     On May 27, 1998, the Company had 113 full-time recruiting professionals dedicated to hiring IT consultants and new recruiting professionals. The Company actively recruits IT consultants and recruiting professionals by advertising in leading national and local newspapers and trade magazines, through employee recruitment and skill-matching capabilities on the Company's web site, and by participating in career fairs. In addition, the Company provides incentives for its employees and consultants to refer candidates for new positions.

     Each new recruiting professional hired by the Company is trained during a two-week training course held at the Company's training center located in Ft. Lauderdale, Florida. The training course teaches the recruiting professionals the Company's culture and operating procedures, proprietary tools and techniques, and technical skills.

     As part of its retention efforts, the Company has formulated a strategy for minimizing turnover that emphasizes human resource management, competitive salaries, comprehensive benefits and employee stock options. The Company's IT professionals typically have bachelors or masters degrees in Computer Science or other technical disciplines. As of May 27, 1998, the Company had 1,091 employees, including 840 IT professionals, 46 sales and marketing personnel, 113 recruiting professionals and 92 general and administrative personnel. As of May 27, 1998, the Company also had 85 independent contractors working on client engagements. The Company's employees are not represented by a union or covered by a collective bargaining agreement and the Company believes that the relationship between the Company and its employees is good.


COMPETITION
     The IT services industry is highly competitive. The Company competes for clients, qualified IT consultants, account managers and recruiting professionals with a variety of companies, including general IT services firms, temporary staffing and personnel placement companies, general management consulting firms, major accounting firms, divisions of large hardware and software companies, systems consulting and implementation firms, programming companies and niche providers of IT services. Several traditional staffing companies, which have historically emphasized the placement of clerical and other less highly skilled personnel on short-term assignments, have begun to provide IT services competitive with those provided by the Company. The Company also competes for technical consultants within the internal IT departments of its clients and potential clients. In addition, as part of the Company's growth strategy, the Company may also compete with other IT staffing and services companies for suitable acquisition candidates.

     Several of the Company's competitors are substantially larger than the Company and have greater financial and other resources. Many of these competitors have also been in business much longer than the Company and have significantly greater name recognition. Because the Company's competitors may be able to meet a broader range of a client's IT staffing and services needs and serve a broader geographic range than the Company, they may be better able to compete for national client accounts.

     The Company believes that the primary competitive factors in obtaining and retaining clients are its ability to provide comprehensive IT solutions for all aspects of a client's IT needs, its understanding of the specific requirements of a project and its ability to rapidly deploy carefully screened, highly trained IT consultants at competitive prices. The primary competitive factors in attracting and retaining qualified candidates for IT consultant positions are the Company's ability to offer competitive wages and provide a consistent flow of high-quality and varied assignments.


FACILITIES
     The Company's executive offices are located in Ft. Lauderdale, Florida, where the Company leases approximately 16,000 square feet of office space. The Company's other current offices are located in Huntsville, Alabama; Phoenix, Arizona; Los Angeles and San Diego, California; Toronto, Canada; Jacksonville, Tampa and Orlando, Florida; Atlanta, Georgia; Chicago, Palatine, Peoria and Willowbrook, Illinois; Carmel, Indiana; Cedar Rapids and Des Moines, Iowa; Overland Park, Kansas; Hazlet, New Jersey; Raleigh, North Carolina; Wilkes-Barre, Pennsylvania and San Antonio, Texas. The Company believes that its facilities are adequate for its current needs and that additional facilities can be leased to meet future needs.


LITIGATION
     There are no material legal proceedings pending against the Company or its properties or to which the Company is a party.

                                  MANAGEMENT


DIRECTORS AND EXECUTIVE OFFICERS
     The following table sets forth certain information with respect to the directors and executive officers of the Company:



             NAME                AGE                                POSITION

Joseph W. Collard ...........    41     President, Chief Executive Officer and Director
James F. Robertson ..........    37     Executive Vice President, Chief Operating Officer and Director
Paul Cozza ..................    35     Vice President of Sales and Director of National Sales
John A. Morton ..............    50     Vice President of Finance, Chief Financial Officer and Director

     JOSEPH W. COLLARD. Mr. Collard, a founder of the Company, has served as its President and Chief Executive Officer and as a director since the formation of the Company in March 1987. From 1981 to 1987, he served as a computer consultant on a number of projects for, among others, Allied Signal, Lear Siegler, Mannesmann Demag A.G., General Electric, IBM and Martin Marrieta. Mr. Collard has over 15 years of experience in the IT services industry. Mr. Collard holds a Bachelor of Business Administration degree from the University of Michigan, Flint.


     JAMES F. ROBERTSON. Mr. Robertson, a founder of the Company, serves as its Executive Vice President and Chief Operating Officer and has served as a director since the formation of the Company in March 1987. Prior to 1987, he worked as a software engineer and consultant on a number of projects for, among others, AlliedSignal, General Dynamics, Honeywell, Lear Siegler and United Technologies. Mr. Robertson has over 15 years of experience in the IT services industry. Mr. Robertson received a Bachelor of Science degree in Computer Science from the University of Central Florida.


     PAUL COZZA. Mr. Cozza joined the Company in 1990 and currently serves as its Vice President of Sales and Director of National Sales. He has served the Company as a recruiting professional, an account manager and a regional manager of the Company's Midwest region. Mr. Cozza has over 13 years of sales experience.


     JOHN A. MORTON. Mr. Morton joined the Company as its Vice President of Finance and Chief Financial Officer in November 1997 and was elected as a director in April 1998. Prior to joining the Company, Mr. Morton was employed as the chief financial officer of Tire Group International, Inc. since 1995, as the chief financial officer of Advanced Promotions Technologies, Inc. between 1991 and 1995, and as the controller at Office Depot, Inc. from 1987 to 1991. Mr. Morton is a certified public accountant and has an MBA from Southern Illinois University.


ELECTION, COMMITTEES AND COMPENSATION OF DIRECTORS
     The Board of Directors currently consists of three members. The Company expects to fill two vacancies on the Board with independent directors within 90 days following the consummation of this offering. Each director holds office until his successor is duly elected and qualified, or until his earlier death, resignation or removal. An election of directors is held annually at the annual meeting of the Company's shareholders.


     Following the consummation of this offering, the Company intends to establish a Compensation and Stock Option Committee (the "Compensation Committee") and an Audit Committee.


     The Compensation Committee will be responsible for recommending to the Board of Directors the salaries, bonuses and other compensation for the Company's executive officers and will establish such compensation levels for the other officers and employees of the Company. The Compensation Committee also will administer the Technisource Long-Term Incentive Plan (the "Incentive Plan"), including, among other things, determining the amount, exercise price and vesting schedule of stock options awarded under the Incentive Plan.

     The Audit Committee will review the scope and results of the annual audit of the Company's consolidated financial statements conducted by the Company's independent accountants, the scope of the other services provided by the Company's independent accountants, proposed changes in the Company's financial and accounting standards and principles, and the Company's policies and procedures with respect to its internal accounting, auditing and financial controls. The Audit Committee will also examine and consider other matters relating to the financial affairs and accounting methods of the Company, including selection and retention of the Company's independent accountants. The Audit Committee is currently expected to be comprised of one employee director and two independent directors.


     Each non-employee director of the Company is entitled to receive a fee of $1,500 for attendance at each meeting of the Board of Directors. In addition, each non-employee director is entitled to receive $500 for attendance at each separate meeting of a committee of the Board of Directors. All directors are reimbursed for travel expenses incurred in connection with the performance of their duties as directors.


     Each non-employee director is entitled to receive an option to purchase 5,000 shares of Common Stock upon their appointment to the Board of Directors and is entitled to receive an option to purchase 2,500 shares of Common Stock annually thereafter, so long as they continue to serve on the Board of Directors. See "Management--Employee Benefit Plans."


COMPENSATION COMMITTEE INTERLOCK AND INSIDER PARTICIPATION
     The Company did not have a Compensation Committee prior to this offering. Accordingly, Messrs. Collard and Robertson, the Company's President and Chief Executive Officer and the Company's Executive Vice President and Chief Operating Officer, respectively, had responsibility for all decisions with respect to executive officer compensation.

EXECUTIVE COMPENSATION
     The table below sets forth certain information concerning the annual and long-term compensation paid by the Company for services rendered during the fiscal year ended December 31, 1997, with respect to those persons who were:
(i) the Company's Chief Executive Officer; and (ii) the other most highly compensated executive officers of the Company who received compensation in excess of $100,000 in that year (collectively, the "Named Executive Officers").


                          SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM
                                                                     COMPENSATION
                                    ANNUAL COMPENSATION                 AWARDS
                                ----------------------------   -----------------------
                                                                      SECURITIES             ALL OTHER
 NAME AND PRINCIPAL POSITION         SALARY          BONUS      UNDERLYING OPTIONS(#)     COMPENSATION(1)
Joseph W. Collard ...........     $ 104,000        $     --                 --                $13,665
 President and
 Chief Executive Officer

James F. Robertson ..........       104,000              --                 --                 10,694
 Executive Vice President and
 Chief Operating Officer

Paul Cozza ..................       175,349         143,000                 --                 16,290
 Vice President and
 Director of National Sales

John A. Morton ..............        14,061(2)           --             18,182                     --
 Vice President and
 Chief Financial Officer

---------------------
(1) Consists of life insurance premiums paid by the Company, the Company's reimbursement of certain personal expenses and matching contributions to the Company's 401(k) Plan.

(2) Reflects the portion of Mr. Morton's annual salary received between November 11, 1997, the date on which Mr. Morton commenced employment with the Company, and December 31, 1997. Mr. Morton's annual salary is $110,000. See "Management--Employment Agreements."

     EXECUTIVE OPTION GRANTS. The following table sets forth information concerning options to purchase shares of Common Stock granted during 1997 to the Named Executive Officers at no cost to such officers. The amounts shown as potential realizable values on the options identified in the table are based on assumed annualized rates of appreciation in the price of the Common Stock of 5% and 10% over the term of the options. Actual gains, if any, on stock option exercises are dependent on any future increases in the market price of the Common Stock. There can be no assurance that the potential realizable values reflected in this table will be achieved.



                          STOCK OPTION GRANTS IN 1997



                                                                                        POTENTIAL REALIZABLE
                                                                                          VALUE AT ASSUMED
                             NUMBER OF      % OF TOTAL                                    ANNUAL RATES OF
                            SECURITIES        OPTIONS                                 STOCK PRICE APPRECIATION
                            UNDERLYING      GRANTED TO                                    FOR OPTION TERM
                              OPTIONS      EMPLOYEES IN     EXERCISE     EXPIRATION   ------------------------
          NAME                GRANTED       FISCAL YEAR       PRICE         DATE          5%           10%
John A. Morton .........       18,182             100%       $ 8.25       11/11/07     $94,337      $239,067

     OPTION EXERCISES AND FISCAL YEAR-END VALUES. The following table sets forth information concerning the value of unexercised options held by the Named Executive Officers as of December 31, 1997.


                         FISCAL YEAR-END OPTION VALUES

                                NUMBER OF UNEXERCISED             VALUE OF UNEXERCISED
                                SECURITIES UNDERLYING             IN-THE-MONEY OPTIONS
                             OPTIONS AT FISCAL YEAR-END          AT FISCAL YEAR-END(1)
                           -------------------------------   ------------------------------
          NAME              EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
Paul Cozza .............            --         303,158            $ --         $3,296,662
John A. Morton .........            --          18,182              --             50,000

---------------------
(1) Calculated based on the initial public offering price, less the exercise price payable for such shares.


EMPLOYMENT AGREEMENTS
     The Company entered into an employment agreement with Joseph W. Collard effective as of January 1, 1998. Under the agreement, Mr. Collard serves as President and Chief Executive Officer of the Company for a term expiring on December 31, 2002, unless earlier terminated for cause, upon the death or disability of Mr. Collard, or, at the election of Mr. Collard, upon a change in control of the Company. In the event that Mr. Collard is terminated without cause or upon a change in control of the Company, in both cases as defined in the agreement, Mr. Collard is entitled to receive as severance compensation his base salary, bonus compensation, and annual stock options until the later to occur of the date 36 months after such termination and December 31, 2002. In the event of the death or disability of Mr. Collard, he is entitled to receive his base compensation for the remaining term of the agreement and bonus compensation for the year in which such death or disability occurred. The agreement provides that Mr. Collard receives base annual compensation of $170,000 for each year during the term of the agreement, subject to an annual increase in an amount to be determined by the Board of Directors. Under the agreement, Mr. Collard also receives an annual bonus in an amount to be determined by the Board of Directors, based upon Mr. Collard's and the Company's performance. The agreement also provides that the Company will provide Mr. Collard with the use of an automobile. Mr. Collard is prohibited from competing with the Company during the term of the agreement and for one year after termination thereof and is subject to certain non-disclosure obligations for five years following termination of the agreement.


     The Company entered into an employment agreement with James F. Robertson effective as of January 1, 1998. Under the agreement, Mr. Robertson serves as Executive Vice President and Chief Operating Officer of the Company for a term expiring on December 31, 2002, unless earlier terminated for cause, upon the death or disability of Mr. Robertson, or, at the election of Mr. Robertson, upon a change in control of the Company. In the event that Mr. Robertson is terminated without cause or upon a change in control of the Company, in both cases as defined in the agreement, Mr. Robertson is entitled to receive as severance compensation his base salary, bonus compensation, and annual stock options until the later to occur of the date 36 months after such termination and December 31, 2002. In the event of the death or disability of Mr. Robertson, he is entitled to receive his base compensation for the remaining term of the agreement and bonus compensation for the year in which such death or disability occurred. The agreement provides that Mr. Robertson receives base annual compensation of $160,000 for each year during the term of the agreement, subject to an annual increase in an amount to be determined by the Board of Directors. Under the agreement, Mr. Robertson also receives an annual bonus in an amount to be determined by the Board of Directors based upon Mr. Robertson's and the Company's performance. The agreement also provides that the Company will provide Mr. Robertson with the use of an automobile. Mr. Robertson is prohibited from competing with the Company during the term of the agreement and for one year after termination thereof and is subject to certain non-disclosure obligations for five years following termination of the agreement.


     The Company entered into an employment agreement with Paul Cozza effective as of January 1, 1998. Under the agreement, Mr. Cozza serves as Vice President of Sales and Director of National Sales of the Company for a three-year term, unless earlier terminated for cause or upon the death or disability of Mr. Cozza. The term of Mr. Cozza's employment will be automatically renewed for an additional one-year term unless either Mr. Cozza or the Company provides notice of their intention not to renew the agreement. In the event that Mr. Cozza is terminated without cause, as defined in the agreement, Mr. Cozza is entitled to receive as severance compensation his base salary, bonus compensation, and annual stock options until the later to occur of the date twelve months after such termination and the end of the term of the agreement. The agreement provides that Mr. Cozza will receive base annual compensation of $175,000 for each year during the term of the agreement, subject to an annual increase in an amount to be determined by the Board of Directors. Under the agreement, Mr. Cozza is eligible to receive an annual stock option grant in an amount to be determined by the Board of Directors based upon Mr. Cozza's and the Company's performance. Mr. Cozza will also receive a bonus in an amount between $75,000 and $200,000 for 1998, based upon the profitability of the Company, and after 1998 in an amount to be determined by the Board of Directors based upon Mr. Cozza's and the Company's performance. Mr. Cozza is prohibited from competing with the Company during the term of the agreement and for two years after termination thereof.


     The Company entered into an employment agreement with John A. Morton effective as of November 11, 1997. Under the agreement, Mr. Morton serves as Vice President of Finance and Chief Financial Officer of the Company for a three-year term, unless earlier terminated for cause or upon the death or disability of Mr. Morton. The term of Mr. Morton's employment will be automatically renewed for an additional one-year term unless either Mr. Morton or the Company provides notice of their intention not to renew the agreement. In the event that Mr. Morton is terminated without cause, as defined in the agreement, Mr. Morton is entitled to receive as severance compensation his base salary, bonus compensation, and annual stock options until the later to occur of the date twelve months after such termination and the end of the term of the agreement. The agreement provides that Mr. Morton will receive base annual compensation of $110,000 for each year during the term of the agreement, subject to an annual increase in an amount to be determined by the Board of Directors. Under the agreement, Mr. Morton is eligible to receive an annual bonus and an annual stock option grant in amounts to be determined by the Board of Directors based upon Mr. Morton's and the Company's performance. Mr. Morton is prohibited from competing with the Company during the term of the agreement and for two years after termination thereof. Mr. Morton has received an option to purchase 18,182 shares of Common Stock at an exercise price equal to $8.25 per share. These options vest over a three-year period beginning November 11, 1997 and expire on November 11, 2007.


EMPLOYEE BENEFIT PLANS
     PROFIT SHARING 401(K) PLAN. The Company maintains a 401(k) defined contribution plan (the "401(k) Plan"). All employees of the Company who have completed three months of employment are eligible to participate in the 401(k) Plan, pursuant to which each participant may contribute up to 15.0% of eligible compensation (up to a statutorily prescribed annual limit of $10,000 in 1998). The Company may at its discretion match contributions made by employees to the 401(k) Plan. All amounts contributed by the employee participants and earnings on these contributions are fully vested at all times. Employee participants may elect to invest their contributions in various established funds.


     LONG-TERM INCENTIVE PLAN. The Incentive Plan became effective January 1, 1998. The Incentive Plan provides for awards ("Awards") consisting of grants, at no cost to the recipient, of discretionary stock options, formula stock options, IT Professional stock options, stock appreciation rights, restricted stock and performance awards to employees, non-employee directors, and other persons who perform services for the Company.


     The Incentive Plan is administered by the Company's Compensation Committee, consisting of at least two directors of the Company who are "non-employee directors" within the meaning of Rule 16b-3 promulgated under
Section 16(b) of the Exchange Act and who are "outside directors" within the meaning of Section 162(m) of the Code and the regulations promulgated under
Section 162(m) of the Code. The Compensation Committee is authorized in its discretion to select the individuals to whom Awards will be granted, determine the type, size and terms and conditions of Awards, construe and interpret the Incentive Plan, and provide for the acceleration of the date or dates on which an option becomes exercisable. The Compensation Committee is authorized to delegate the Incentive Plan administration responsibilities to one or more employees of the Company. No determination has been made regarding the specific criteria the Compensation Committee will consider in awarding benefits under the Incentive Plan.


     The maximum number of shares of Common Stock that may be made the subject of Awards granted under the Incentive Plan is 1,590,000. In the event of any certain changes in capitalization of the Company, however, the Compensation Committee may adjust the maximum number and class of shares with respect to which Awards may be granted, the number and class of shares which are subject to outstanding Awards and the purchase price therefor. In addition, if any Award expires or terminates without having been exercised, the shares of Common Stock subject to the Award again become available for grant under the Incentive Plan.


     The Compensation Committee may grant Awards to any employee, non-employee director, consultant, advisor, or independent contractor of the Company ("Optionee"). The Compensation Committee is authorized to grant to eligible persons options ("Options") to purchase a specified number of shares of Common Stock at a stated price per share. An Option may be intended to qualify as an incentive stock option ("ISO") pursuant to the Code, or may be intended to be a nonqualified option ("NQO"). The term of an ISO cannot exceed 10 years, and the exercise price of any ISO must be equal to or greater than the fair market value of the shares of Common Stock on the date of the grant. Any ISO granted to a holder of 10% or more of the combined voting power of the capital stock of the Company must have an exercise price equal to or greater than 110% of the fair market value of the Common Stock on the date of grant and may not have a term exceeding five years from the grant date. The exercise price and the term of an NQO shall be determined by the Compensation Committee on the date that the NQO is granted.


     Options shall become exercisable in whole or in part by the Optionee on the date or dates specified by the Compensation Committee. The Compensation Committee may provide that an Option becomes exercisable in installments over a period of years or upon the attainment of stated goals. The Compensation Committee, in its sole discretion, may accelerate the date or dates on which an Option becomes exercisable.


     Each Option shall expire on such date or dates as the Compensation Committee shall determine at the time the Option is granted. Upon termination of an Optionee's employment with the Company (including by reason of the Optionee's death), each unexercised Option (whether or not then exercisable) shall terminate and be forfeited, except that any such Options which are then exercisable shall remain exercisable for limited periods following termination of the Optionee's employment as provided in the Plan. If an Optionee's employment with the Company is terminated for cause (as defined in the Incentive Plan), all of such person's Options shall immediately terminate.


     Payment for shares of Common Stock purchased upon exercise of an Option must be made in full at the time of purchase. Payment may be made in cash or in any other manner as may be authorized by the Compensation Committee. Each Option shall be evidenced by a written agreement containing such terms and conditions consistent with the Incentive Plan as shall be established by the Compensation Committee.


     The Incentive Plan provides for automatic grants of NQOs to non-employee directors ("Formula Options"). Each non-employee director will receive: (i) a Formula Option to purchase 5,000 shares of Common Stock upon his or her initial election and qualification as a member of the Board of Directors; and (ii) a Formula Option to purchase 2,500 shares of Common Stock upon each re-election and qualification as a member of the Board of Directors. The per share exercise price of the Formula Option is equal to 100% of the fair market value of the shares of Common Stock on the date of grant. Each Formula Option becomes exercisable with respect to 100% of the underlying shares on the first anniversary of the date of grant. If a non-employee director ceases to serve as a director of the Company, each Formula Option shall remain exercisable for limited periods following termination as provided in the Plan. Payment for shares of Common Stock purchased upon exercise of a Formula Option must be made in full at the time of purchase. Payment may be made in cash or in any other manner as may be authorized by the Compensation Committee. Each Formula Option shall be evidenced by a written agreement containing such terms and conditions consistent with the Incentive Plan as shall be established by the Compensation Committee.


     The Compensation Committee is authorized in its discretion to grant to IT professionals options to purchase a specified number of shares of Common Stock at a stated purchase price per share (an "IT Professional Option"). The purchase price of the shares of Common Stock subject to each IT Professional Option shall be equal to 100% of the fair market value as of the date of grant. No determination has been made regarding the specific criteria the Compensation Committee will consider in awarding benefits under the Incentive Plan.


     IT Professional Options will become exercisable in whole or in part by the IT Professional on the date or dates specified by the Compensation Committee. The Compensation Committee may provide that an IT Professional Option becomes exercisable in installments over a period of years or upon the attainment of stated goals. The Compensation Committee, in its sole discretion, may accelerate the date or dates on which an IT Professional Option becomes exercisable. Each IT Professional Option will terminate not more than ten years from the date of the grant. If an IT professional's employment with the Company is terminated for cause (as defined in the Incentive Plan), all of such person's IT Professional Options will immediately terminate. Payment for shares of Common Stock purchased upon exercise of an IT Professional Option must be made in full at the time of purchase. Payment may be made in cash or in any other manner as may be authorized by the Compensation Committee. Each IT Professional Option will be evidenced by a written agreement containing such terms and conditions consistent with the Incentive Plan as shall be established by the Compensation Committee.


     On October 27, 1993, the Company awarded, at no cost, stock options to Paul Cozza, a Vice President and the Company's Director of National Sales. Under the terms of the stock option award, Mr. Cozza is entitled to purchase up to 303,158 shares of Common Stock at an exercise price of approximately $0.13 per share. Options to purchase up to 277,539 shares of Common Stock will become exercisable upon the consummation of this offering, and the remaining options become exercisable on December 31, 1998. The stock options expire on January 2, 2004. Concurrently with the closing of this offering, the Company also intends to issue, at no cost to the recipient, options to purchase an aggregate of 50,909 shares of Common Stock to certain of its employees at an exercise price of $5.50 per share. The Company will incur compensation expense in the aggregate amount of $280,000 as a result of these options, and will recognize such expense over a three-year period.

                             CERTAIN TRANSACTIONS


     Joseph W. Collard and James F. Robertson, the controlling shareholders of the Company, and the President and Chief Executive Officer, and Executive Vice President and Chief Operating Officer of the Company, respectively, have personally guaranteed the repayment of a loan to the Company by Barnett Bank, N.A. It is anticipated that the loan will be repaid with a portion of the proceeds from this offering and that Messrs. Collard and Robertson will be released from their personal guarantees.

                      PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of May 27, 1998, and as adjusted to reflect the sale of the Common Stock offered hereby for: (i) each person known by the Company to own beneficially more than 5.0% of the outstanding Common Stock; (ii) each of the Company's directors; (iii) each of the Named Executive Officers; and (iv) all directors and executive officers of the Company as a group. All information with respect to beneficial ownership by the Company's directors, Named Executive Officers or beneficial owners has been furnished by the respective director, Named Executive Officer or beneficial owner, as the case may be. Unless otherwise indicated below, each person or entity named below has sole voting and investment power with respect to all Common Stock shown as beneficially owned by such holder. Unless otherwise indicated in the footnotes to the table set forth below, each person or entity named below has an address in care of the Company's principal executive officers at 1901 West Cypress Creek Road, Suite 202, Ft. Lauderdale, Florida 33309.

                                         BENEFICIAL OWNERSHIP      BENEFICIAL OWNERSHIP
                                           PRIOR TO OFFERING        AFTER OFFERING(1)
                                        -----------------------   ----------------------
                                         NUMBER OF                 NUMBER OF
                 NAME                      SHARES      PERCENT       SHARES      PERCENT
Joseph W. Collard ...................    3,635,280       50.5%     3,635,280       35.3
James F. Robertson ..................    3,492,720       48.5      3,492,720       33.9
Paul Cozza(2) .......................      349,539        4.7        349,539        3.3
John A. Morton ......................           --         --             --        --
All executive officers and directors
  as a group (4 persons)(2) .........    7,477,539      100.0      7,477,539       70.7

---------------------
 *  Less than 1%

(1) Assumes no exercise of the Underwriters' over-allotment option to purchase up to an aggregate of 465,000 shares of Common Stock from the Selling Shareholders, including 209,423 shares from Mr. Collard, 209,423 shares from Mr. Robertson and 46,154 shares from Mr. Cozza. If the Underwriters' over-allotment option is exercised in full, upon completion of this offering Messrs. Collard, Robertson and Cozza would beneficially own 3,425,857 (33.3%), 3,283,297 (31.9%) and 303,385 (2.9%) shares of Common
    Stock, respectively.

(2) Includes 277,539 shares subject to options that will become exercisable upon the consummation of this offering.

                         DESCRIPTION OF CAPITAL STOCK


GENERAL
     The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"). As of May 27, 1998, the Company had 7,200,000 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. As of May 27, 1998, the outstanding shares of Common Stock were held by three shareholders.


COMMON STOCK
     Each holder of shares of Common Stock is entitled to one vote for each share owned of record on all matters presented to shareholders. In the event of a liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and any liquidation preference of any outstanding Preferred Stock. The shares of Common Stock have no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

     Holders of shares of Common Stock are entitled to receive dividends if, as, and when declared by the Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any Preferred Stock that may be issued and outstanding and subject to any dividend restrictions in the Company's credit facilities. No dividend or other distribution (including redemptions or repurchases of shares of capital stock) may be made if after giving effect to such distribution, the Company would not be able to pay its debts as they become due in the usual course of business, or the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed at the time of a liquidation to satisfy the preferential rights of any holders of Preferred Stock. See "Dividend Policy." All of the Common Stock offered hereby will be, when issued and sold, duly authorized, validly issued, fully paid and nonassessable.


PREFERRED STOCK
     The Board of Directors of the Company is authorized, without further shareholder action, to divide any or all shares of the authorized Preferred Stock into series and to fix and determine the designations, preferences and relative rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this Prospectus, the Board of Directors has not authorized any series of Preferred Stock and there are no plans, agreements or understandings for the authorization or issuance of any shares of Preferred Stock. However, because the rights and preferences for any series of Preferred Stock may be set by the Board of Directors in its sole discretion, those rights and preferences may be superior to those of the Common Stock and thus may adversely affect the holders of Common Stock.


CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS
     The Articles of Incorporation provide that special meetings of shareholders may be called only by: (i) holders of not less than 50% of the outstanding shares of Common Stock; or (ii) the President or a majority of the Board of Directors. The Articles of Incorporation establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors, as well as for other shareholder proposals to be considered at shareholders' meetings. Moreover, certain provisions of the Company's Articles of Incorporation and Bylaws generally permit directors to be removed by the Board of Directors only for cause or, with or without cause, by the affirmative vote of holders of at least 50% of the outstanding shares of Common Stock. The preceding provisions of the Articles of Incorporation may be changed only upon the affirmative vote of holders of 60% of the outstanding shares of Common Stock.

     The provisions of the Articles of Incorporation and Bylaws summarized in the preceding paragraph and the provisions of Florida's Business Corporation Act described under "Certain Provisions of Florida

Law," contain provisions that may have the effect of delaying, deferring or preventing a non-negotiated merger or other business combination. These provisions are intended to encourage any person interested in acquiring the Company to negotiate with and obtain the approval of the Board of Directors in connection with the transaction. Certain of these provisions may, however, discourage a future acquisition of the Company not approved by the Board of Directors in which shareholders might receive a premium for their shares or that a substantial number or even a majority of the Company's shareholders might believe to be in their best interest. As a result, shareholders who desire to participate in such a transaction may not have the opportunity to do so. Such provisions could also discourage bids for the Common Stock at a premium, as well as create a depressive effect on the market price of the Common Stock.


CERTAIN PROVISIONS OF FLORIDA LAW
     The Company is subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law, unless the corporation has elected to opt out of those provisions in its articles of incorporation or bylaws. The Company has not elected to opt out of those provisions. The Florida Business Corporation Act (the "FBCA") prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power; (ii) one-third or more but less than a majority of such voting power; and (iii) more than a majority of such voting power.


     The FBCA also contains an "affiliated transaction" provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder," unless: (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder;
(ii) the interested shareholder has owned at least 80% of the corporation's outstanding voting shares for at least five years; or (iii) the transaction is approved by the holders of two-thirds of the corporation's voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation's outstanding voting shares.


DIRECTOR AND OFFICER INDEMNIFICATION
     The Company's Bylaws contain certain provisions indemnifying directors and officers of the Company to the fullest extent permitted by law and providing for the advancement of expenses incurred in connection with an action upon the receipt of an appropriate undertaking to repay such amount if it is determined that the individual in question is not entitled to indemnification.


TRANSFER AGENT AND REGISTRAR
     The transfer agent and registrar for the shares of Common Stock will be American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for the Common Stock. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time. Furthermore, since certain contractual and legal restrictions on resale described below restrict the ability of the Company and current shareholders of the Company from selling Common Stock, sales of substantial amounts of Common Stock in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

     Upon completion of this offering, the Company will have outstanding an aggregate of 10,300,000 shares of Common Stock. Of these shares of Common Stock outstanding, the 3,100,000 shares of Common Stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 7,200,000 shares of Common Stock held by existing shareholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares") and have been held by officers of the Company for at least two years. Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which are summarized below. Sales of the Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock. The Company has granted certain registration rights to two of its shareholders. These shareholders have "piggyback" registration rights to request that the Company register any of their shares in the event that the Company proposes to register any of its securities under the Securities Act. Additionally, these shareholders have "demand" registration rights to have the Company prepare and file, on three occasions each, a registration statement so as to permit a public offering and sale of their shares of Common Stock.

     The Company and the executive officers and directors of the Company have each agreed that during the 180-day period after the date of this Prospectus, they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, sell, offer to sell, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, other than the Common Stock offered hereby, except that the Company may issue shares upon the exercise of stock options granted prior to the execution of the Underwriting Agreement, and may grant additional options under stock option and other employee compensation plans, provided that, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, such options shall not be exercisable during such period.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner other than an affiliate of the Company) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 103,000 shares immediately after this offering); or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sales provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144. In both cases, a holder of Rule 701 shares is required to wait until 90 days after the date of this Prospectus before selling such shares.

                                 UNDERWRITING


     Subject to the terms and conditions of an Underwriting Agreement, dated June 24, 1998 (the "Underwriting Agreement"), the Underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and William Blair & Company, L.L.C. (the "Representatives"), have severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite their names below:



                                                                  NUMBER OF
                         UNDERWRITERS                              SHARES
Donaldson, Lufkin & Jenrette Securities Corporation .........    1,608,750
William Blair & Company, L.L.C. .............................      866,250
BancAmerica Robertson Stephens ..............................       50,000
Cowen & Company .............................................       50,000
Deutsche Bank Securities Inc. ...............................       50,000
Goldman, Sachs & Co. ........................................       50,000
Hambrecht & Quist LLC .......................................       50,000
NationsBanc Montgomery Securities LLC .......................       50,000
Adams, Harkness & Hill, Inc. ................................       25,000
Robert W. Baird & Co. Incorporated ..........................       25,000
J.C. Bradford & Co. .........................................       25,000
EVEREN Securities, Inc. .....................................       25,000
Gerard Klauer Mattison & Co., LLC ...........................       25,000
Janney Montgomery Scott Inc. ................................       25,000
Legg Mason Wood Walker, Incorporated ........................       25,000
Parker/Hunter Incorporated ..................................       25,000
Pennsylvania Merchant Group .................................       25,000
Punk, Ziegel & Company, L.P. ................................       25,000
Raymond James & Associates, Inc. ............................       25,000
Sands Brothers & Co., Ltd. ..................................       25,000
Volpe Brown Whelan & Company ................................       25,000
                                                                 ---------
  Total .....................................................    3,100,000
                                                                 =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased.

     The Underwriters initially propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers (including the Underwriters) at such price less a concession not in excess of $0.46 per share. The Underwriters may allow, and such dealers may re-allow, to certain other dealers a concession not in excess of $0.10 per share. After the initial offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives at any time without notice. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Selling Shareholders have granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 465,000 additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.


     Each of the Company, its executive officers, directors and current shareholders have agreed, subject to certain exceptions, not to: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this Prospectus without the prior written consent of DLJ. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and the Selling Shareholders have agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without DLJ's prior written consent.


     Prior to this offering, there has been no established trading market for the Common Stock. The initial public offering price for the shares of Common Stock offered hereby was determined by negotiation among the Company and the Representatives. The factors considered in determining the initial public offering price included the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of this offering.


     Other than in the United States, no action has been taken by the Company, the Selling Shareholders or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering of the Common Stock and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.


     In connection with this offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot this offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members if DLJ repurchases previously distributed Common Stock in syndicate covering transactions, in stabilizing transactions or otherwise or if DLJ receives a report that indicates that the clients of such syndicate members have "flipped" the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.


     The Company and the Underwriters have agreed to reserve up to 155,000 shares of the Common Stock offered hereby for sale by the Underwriters to certain eligible employees and other designees of the Company at the initial public offering price set forth on the cover page of the Prospectus. Any reserved Common Stock not purchased by such persons will be offered by the Underwriters to the public on the same basis as the other shares of Common Stock offered hereby.



                                 LEGAL MATTERS


     Certain legal matters in connection with the sale of the shares of Common Stock offered hereby will be passed upon for the Company by Holland & Knight LLP, Miami, Florida, and for the Underwriters by Sachnoff & Weaver, Ltd., Chicago, Illinois.



                                    EXPERTS


     The Combined Financial Statements of the Company as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, have been included in this Prospectus and in the Registration Statement, of which this Prospectus is a part, in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein or the Registration Statement, and upon their authority as experts in accounting and auditing.



                            ADDITIONAL INFORMATION


     The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-1 under the Securities Act of 1933 with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed as part of the Registration Statement. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of such materials may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. In addition, the Registration Statement, including the exhibits and schedules thereto, is available on the Commission's Web site at http://www.sec.gov.


     The Company intends to furnish its shareholders with annual reports containing audited financial statements examined by its independent auditors and quarterly reports for the first three quarters of each year containing interim unaudited financial information.

                              TECHNISOURCE, INC.

                    INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                                              PAGE
Report of Independent Certified Public Accountants .......................................    F-2

Combined Balance Sheets as of December 31, 1996 and 1997 and as of the three months ended
 March 31, 1998 (unaudited) ..............................................................    F-3

Combined Statements of Income for the years ended December 31, 1995, 1996 and 1997 and
 the three months ended March 31, 1997 and 1998 (unaudited) ..............................    F-4

Combined Statements of Shareholders' Equity for the years ended December 31, 1995, 1996
 and 1997 and the three months ended March 31, 1998 (unaudited) ..........................    F-5

Combined Statements of Cash Flows for the years ended December 31, 1995, 1996 and 1997
 and the three months ended March 31, 1997 and 1998 (unaudited) ..........................    F-6

Notes to Combined Financial Statements ...................................................    F-7

                         INDEPENDENT AUDITORS' REPORT



The Shareholders
Technisource, Inc.:


     We have audited the accompanying combined balance sheets of Technisource, Inc., Technisource of Florida, Inc. and Technisource Midwest, Inc. (collectively, "the Company") as of December 31, 1996 and 1997 and the related combined statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.



                                                    KPMG Peat Marwick LLP






Fort Lauderdale, Florida
February 20, 1998, except as to note 10
which is as of May 26, 1998

                              TECHNISOURCE, INC.


                            COMBINED BALANCE SHEETS

                                                                  AS OF DECEMBER 31,               AS OF
                                                            -------------------------------      MARCH 31,
                                                                 1996             1997             1998
                                                                                                (UNAUDITED)
                           ASSETS
Current assets:
 Cash and cash equivalents ..............................    $   174,204      $   469,973      $   163,121
 Trade accounts receivable, less allowance for doubtful
   accounts of $336,000, $425,000 and $495,000 in 1996,
   1997 and 1998, respectively ..........................      6,975,801        8,743,630       11,707,393
 Due from shareholders and employees ....................         41,923           39,986           24,740
 Prepaid expenses and other current assets ..............         24,339          108,335          276,696
                                                             -----------      -----------      -----------
    Total current assets ................................      7,216,267        9,361,924       12,171,950
Property and equipment, net .............................        709,671        1,229,658        1,632,563
Other assets ............................................         22,903           46,002           59,779
                                                             -----------      -----------      -----------
                                                             $ 7,948,841      $10,637,584      $13,864,292
                                                             ===========      ===========      ===========
           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Bank overdrafts ........................................    $   959,741      $   588,106      $   779,258
 Accounts payable .......................................        310,681          529,961        1,032,388
 Income taxes payable ...................................        108,771          183,001           10,000
 Accrued expenses .......................................        922,500        1,873,004        2,512,545
 Line of credit .........................................      1,723,402          223,460        1,515,998
                                                             -----------      -----------      -----------
    Total current liabilities ...........................      4,025,095        3,397,532        5,850,189
Notes payable ...........................................         10,000           10,000           10,000
                                                             -----------      -----------      -----------
    Total liabilities ...................................      4,035,095        3,407,532        5,860,189
Commitments and contingencies
Shareholders' equity:
 Common stock, $.01 par value, 50,000,000 shares
   authorized, 7,200,000 issued and outstanding .........         72,000           72,000           72,000
 Retained earnings ......................................      3,841,746        7,158,052        7,932,103
                                                             -----------      -----------      -----------
    Total shareholders' equity ..........................      3,913,746        7,230,052        8,004,103
                                                             -----------      -----------      -----------
                                                             $ 7,948,841      $10,637,584      $13,864,292
                                                             ===========      ===========      ===========

           See accompanying Notes to Combined Financial Statements.

                              TECHNISOURCE, INC.


                         COMBINED STATEMENTS OF INCOME

                                                                                       THREE MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,                      MARCH 31,
                                    --------------------------------------------- -----------------------------
                                          1995           1996           1997           1997           1998
                                                                                           (UNAUDITED)
Revenues ..........................  $ 29,129,819    $40,359,792    $67,326,805    $13,400,441    $22,780,380
Cost of revenues ..................    21,878,869     30,624,300     50,774,870     10,122,084     17,210,443
                                     ------------    -----------    -----------    -----------    -----------
    Gross profit ..................     7,250,950      9,735,492     16,551,935      3,278,357      5,569,937
Selling, general and
 administrative expenses ..........     4,778,120      6,658,589     12,221,748      2,360,072      4,301,760
                                     ------------    -----------    -----------    -----------    -----------
    Operating income ..............     2,472,830      3,076,903      4,330,187        918,285      1,268,177
Other income (expense):
 Interest and other income ........        22,886          8,419         26,492             --             --
 Interest expense .................       (59,906)      (105,202)      (159,651)       (44,100)       (37,785)
                                     ------------    -----------    -----------    -----------    -----------
    Income before
       income taxes ...............     2,435,810      2,980,120      4,197,028        874,185      1,230,392
Income taxes ......................        22,013        230,783        183,001         38,000         59,106
                                     ------------    -----------    -----------    -----------    -----------
    Net income ....................  $  2,413,797    $ 2,749,337    $ 4,014,027    $   836,185    $ 1,171,286
                                     ============    ===========    ===========    ===========    ===========
Pro forma data:
 Net income .......................  $  2,413,797    $ 2,749,337    $ 4,014,027    $   836,185    $ 1,171,286
 Pro forma provision for
   incremental income taxes
   (unaudited) ....................       930,193        851,180      1,500,016        312,000        412,000
                                     ------------    -----------    -----------    -----------    -----------
    Pro forma net income
       (unaudited) ................  $  1,483,604    $ 1,898,157    $ 2,514,011    $   524,185    $   759,286
                                     ============    ===========    ===========    ===========    ===========
 Pro forma net income per share
   (unaudited):
  Basic ...........................                                 $      0.35                   $      0.11
                                                                    ===========                   ===========
  Diluted .........................                                 $      0.30                   $      0.09
                                                                    ===========                   ===========
 Weighted average shares
   outstanding:
  Basic ...........................                                   7,200,000                     7,200,000
  Diluted .........................                                   8,353,743                     8,353,743

           See accompanying Notes to Combined Financial Statements.

                              TECHNISOURCE, INC.


                  COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                         COMMON STOCK
                                                   ------------------------       RETAINED
                                                      SHARES       AMOUNT         EARNINGS           TOTAL
Balance, December 31, 1994 .....................    7,200,000     $72,000      $  1,845,012      $  1,917,012
 Net income ....................................           --          --         2,413,797         2,413,797
 Shareholder distributions .....................           --          --          (650,000)         (650,000)
                                                    ---------     -------      ------------      ------------
Balance, December 31, 1995 .....................    7,200,000      72,000         3,608,809         3,680,809
 Net income ....................................           --          --         2,749,337         2,749,337
 Shareholder distributions .....................           --          --        (2,516,400)       (2,516,400)
                                                    ---------     -------      ------------      ------------
Balance, December 31, 1996 .....................    7,200,000      72,000         3,841,746         3,913,746
 Net income ....................................           --          --         4,014,027         4,014,027
 Shareholder distributions .....................           --          --          (697,721)         (697,721)
                                                    ---------     -------      ------------      ------------
Balance, December 31, 1997 .....................    7,200,000      72,000         7,158,052         7,230,052
 Net income (unaudited) ........................           --          --         1,171,286         1,171,286
 Shareholder distributions (unaudited) .........           --          --          (397,235)         (397,235)
                                                    ---------     -------      ------------      ------------
Balance, March 31, 1998 (unaudited) ............    7,200,000     $72,000      $  7,932,103      $  8,004,103
                                                    =========     =======      ============      ============

           See accompanying Notes to Combined Financial Statements.

                              TECHNISOURCE, INC.


                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                                        THREE MONTHS ENDED
                                                               YEARS ENDED DECEMBER 31,                     MARCH 31,
                                                    ---------------------------------------------- ----------------------------
                                                         1995            1996            1997           1997          1998
                                                                                                           (UNAUDITED)
Cash flows from operating activities:
 Net income .......................................  $  2,413,797   $  2,749,337    $  4,014,027    $  836,185    $  1,171,286
 Adjustments to reconcile net income to
   net cash provided by (used in) operating
   activities:
  Depreciation ....................................       119,536        190,235         370,201        30,949          67,763
  Changes in assets and liabilities:
   Increase in trade accounts receivable ..........    (1,021,891)    (2,850,130)     (1,767,829)     (630,474)     (2,963,763)
   Decrease (increase) in due from
     shareholders and employees ...................         5,370        (25,370)          1,937        19,488          15,246
   Increase in prepaid expenses and
     other assets .................................        (5,471)       (34,061)       (107,095)     (104,942)       (182,138)
   Increase in accounts payable ...................        89,223        147,130         219,280       437,783         502,427
   Increase (decrease) in income taxes
     payable ......................................            --        108,771          74,230       (70,771)       (173,001)
   (Decrease) increase in accrued
     expenses .....................................       (25,643)       682,621         950,504       943,711         639,541
                                                     ------------   ------------    ------------    ----------    ------------
Net cash provided by operating activities .........     1,574,921        968,533       3,755,255     1,461,929        (922,639)
                                                     ------------   ------------    ------------    ----------    ------------
Cash flows from investing activities:
 Purchases of property and equipment ..............      (326,210)      (606,344)       (890,188)     (178,072)       (470,668)
                                                     ------------   ------------    ------------    ----------    ------------
Net cash used in investing activities .............      (326,210)      (606,344)       (890,188)     (178,072)       (470,668)
                                                     ------------   ------------    ------------    ----------    ------------
Cash flows from financing activities:
 Proceeds from line of credit .....................            --      1,723,302              --       230,721       1,292,538
 Principal payments on line of credit .............      (699,900)            --      (1,499,942)           --              --
 Distribution to shareholders .....................      (650,000)    (2,516,400)       (697,721)     (110,637)       (397,235)
 Increase (decrease) in overdraft .................            --        599,332        (371,635)     (959,741)        191,152
                                                     ------------   ------------    ------------    ----------    ------------
Net cash (used in) provided by
 financing activities .............................    (1,349,900)      (193,766)     (2,569,298)     (839,657)      1,086,455
                                                     ------------   ------------    ------------    ----------    ------------
Net (decrease) increase in cash ...................      (101,189)       168,423         295,769       444,200        (306,852)
Cash and cash equivalents,
 beginning of year ................................       106,970          5,781         174,204       174,204         469,973
                                                     ------------   ------------    ------------    ----------    ------------
Cash and cash equivalents, end of year ............  $      5,781   $    174,204    $    469,973    $  618,404    $    163,121
                                                     ============   ============    ============    ==========    ============
Supplemental disclosures of cash flow
 information:
 Interest paid ....................................  $     59,671   $    108,536    $    165,165    $   44,100    $     37,785
 Income taxes paid ................................        22,013        122,012         108,771       108,771         232,107

            See accompanying Notes to Combined Financial Statements.

                              TECHNISOURCE, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

        DECEMBER 31, 1995, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED)


(1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 DESCRIPTION OF BUSINESS


     Technisource, Inc. ("Technisource"), Technisource of Florida, Inc. ("Florida") and Technisource Midwest, Inc. ("Midwest"), each being 100 percent owned by three shareholders (collectively, the "Company"), are affiliated through common ownership. Technisource is an information technology ("IT") consulting and staffing services ("IT services") firm, providing IT consultants principally on a time-and-materials basis to organizations with complex IT needs. As of December 31, 1997, the Company had offices in 16 locations.


     Technisource was incorporated as a Florida corporation in 1987. In 1994, Florida and Midwest were incorporated as Florida corporations in order to offer IT services and administer the payroll and human resources activities related to the Company's consultants. On January 1, 1997, the Company discontinued the use of Midwest and transferred all of its consultants to Florida. As of December 31, 1997, the Company's IT services were principally provided by employees of Florida.


 CASH AND CASH EQUIVALENTS


     For purposes of the combined statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of less than three months to be cash equivalents.


 PROPERTY AND EQUIPMENT, NET


     Property and equipment are stated at cost. Depreciation on property and equipment is calculated on a straight-line basis over the estimated useful lives of the assets, which range from three to seven years.


 OTHER ASSETS


     Other assets consist of security deposits related to operating lease agreements.


 INCOME TAXES


     The Company has elected to be treated as a subchapter S corporation for federal income tax purposes. Under S corporation status, the Company is not liable for federal income taxes as they are borne by the shareholders. Therefore, the combined statements of income do not include federal income tax expense, but include a provision for state income taxes for those states that do not recognize the Company's S corporation status.


 USE OF ESTIMATES


     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare their combined financial statements in conformity with generally accepted accounting principles. Actual results could differ from the Company's estimates.


 REVENUE RECOGNITION


     The Company derives substantially all of its revenues from IT services. Revenues are recognized as services are performed.

                              TECHNISOURCE, INC.

        DECEMBER 31, 1995, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED)


(1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)


ADVERTISING COSTS


     The Company expenses all advertising costs as incurred. The total amounts charged to operations for advertising during the years ended December 31, 1995, 1996 and 1997 were approximately $115,000, $299,000 and $638,000, respectively. The amounts charged to operations for advertising during the three months ended March 31, 1998 were approximately $293,000 (unaudited).


 IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF


     The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. This pronouncement was adopted for periods beginning January 1, 1996 and did not have a material impact on the Company's combined financial statements.


 STOCK OPTIONS


     Prior to January 1, 1996, the Company accounted for its stock options in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.


 PRINCIPLES OF COMBINATION


     All significant intercompany balances and transactions have been eliminated in combination.


 UNAUDITED INTERIM PERIOD


     The unaudited interim condensed combined financial statements for the three-month periods ended March 31, 1997 and 1998 and as of March 31, 1998 have been prepared on the same basis as the Company's audited combined financial statements as of and for the year ended December 31, 1997. In the opinion of management, all adjustments, consisting of normal, recurring accruals, necessary to

                              TECHNISOURCE, INC.

        DECEMBER 31, 1995, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED)


(1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)


present fairly the financial position of the Company at March 31, 1998, and the results of operations and cash flows for the three-month periods ended March 31, 1997 and 1998. The results of operations for the three-month period ended March 31, 1998 are not necessarily indicative of the results expected for the year ending December 31, 1998.


 ACCOUNTING CHANGES


     Effective December 31, 1997, the Company adopted SFAS No. 128, EARNINGS PER SHARE. This Statement requires the presentation of basic and diluted earnings per share ("EPS"). Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding. Diluted EPS reflects the dilutive effect of potential common shares issuable pursuant to securities such as stock options. All prior years EPS data have been presented to conform with the provisions of the new Statement.


 PRO FORMA NET INCOME AND PRO FORMA NET INCOME PER SHARE (UNAUDITED)


     The pro forma net income presented in the statements of income reflects the pro forma effects for income taxes as if the Company had been a taxable entity for all periods presented.


     Dilutive common shares consist of shares issued at nominal value at the date of the grant and were assumed outstanding for all periods presented. The weighted average shares outstanding-diluted includes: (i) the pro forma effect of the sale of 849,644 shares of common stock offered in connection with the Company's proposed initial public offering ("IPO") needed to generate net proceeds sufficient to pay the estimated $8.5 million S corporation distribution; and (ii) the dilutive effect of common stock equivalents using the treasury stock method. The weighted average shares outstanding is calculated as follows:

                                                                       AS OF DECEMBER 31,     AS OF MARCH 31,
                                                                              1997                 1998
                                                                                                (UNAUDITED)
   Common stock ...................................................         7,200,000            7,200,000
   Dilutive effect of nominal issuances of stock options ..........                --                   --
   Dilutive effect of options to be exercised .....................           304,099              304,099
   Dilutive effect of assumed IPO shares for distribution .........           849,644              849,644
                                                                            ---------            ---------
   Weighted average shares outstanding ............................         8,353,743            8,353,743
                                                                            =========            =========

 RECLASSIFICATIONS


     Certain reported amounts for 1995 and 1996 have been reclassified to conform to the 1997 presentation.

                              TECHNISOURCE, INC.

        DECEMBER 31, 1995, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED)


(2) PROPERTY AND EQUIPMENT, NET


     Property and equipment, net consists of the following as of:

                                                     DECEMBER 31,
                                             -----------------------------      MARCH 31,      USEFUL LIVES
                                                  1996            1997            1998           IN YEARS
                                                                               (UNAUDITED)
   Office equipment ......................    $  145,779      $  355,021       $  441,475          5-7
   Computer equipment ....................       915,005       1,459,879        1,658,965           5
   Telephone equipment ...................        57,452         180,095          214,796           5
   Leasehold improvements ................         4,325          17,754           24,237          3-5
                                              ----------      ----------       ----------
                                               1,122,561       2,012,749        2,339,473
   Less accumulated depreciation .........      (412,890)       (783,091)        (706,910)
                                              ----------      ----------       ----------
                                              $  709,671      $1,229,658       $1,632,563
                                              ==========      ==========       ==========

(3) LINE OF CREDIT


     As of December 31, 1997, the Company maintained a revolving line of credit with a bank which provides for maximum borrowings of up to $8,000,000. The line of credit expires on August 31, 1998 and is secured by the Company's accounts receivable and equipment and guaranteed by two of the Company's shareholders. As of December 31, 1996 and 1997, the outstanding principal balance under this line of credit was $1,723,402 and $223,460, respectively. Interest is payable monthly at a variable rate of 0.5% over the bank's prime rate (9.0% as of December 31, 1997) through August 31, 1998, at which time any outstanding balance is due in full.


(4) INCOME TAXES


     Income tax expense attributable to income from continuing operations consists of the following:

                                                 CURRENT      DEFERRED       TOTAL
   Year ended December 31, 1995:
     State and local .......................    $ 22,013         $--       $ 22,013
                                                ========         ===       ========
   Year ended December 31, 1996:
     State and local .......................    $230,783         $--       $230,783
                                                ========         ===       ========
   Year ended December 31, 1997:
     State and local .......................    $183,001         $--       $183,001
                                                ========         ===       ========
   Quarter ended March 31, 1998 (unaudited):
     State and local .......................    $ 59,106         $--       $ 59,106
                                                ========         ===       ========

     Deferred income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for future consequences attributable to differences between the financial statements carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

                              TECHNISOURCE, INC.

        DECEMBER 31, 1995, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED)


(4) INCOME TAXES--(CONTINUED)

                                                         YEARS ENDED DECEMBER 31,              THREE MONTHS ENDED
                                                -------------------------------------------        MARCH 31,
                                                    1995           1996            1997               1998
                                                                                                  (UNAUDITED)
   Income taxes as reported .................    $  22,013     $  230,783      $  183,001           $ 59,106
   Pro forma adjustment (unaudited) .........      930,193        851,180       1,500,016            412,000
                                                 ---------     ----------      ----------           --------
   Pro forma income taxes (unaudited)            $ 952,206     $1,081,963      $1,683,017           $471,106
                                                 =========     ==========      ==========           ========

     The unaudited pro forma provision for income taxes presented on the statements of income represents the estimated taxes that would have been recorded had the Company been a C corporation for income tax purposes for each of the periods presented. The pro forma provision for income taxes is as follows:

                                            YEARS ENDED DECEMBER 31,              THREE MONTHS ENDED
                                   -------------------------------------------        MARCH 31,
                                       1995           1996            1997               1998
                                                                                     (UNAUDITED)
   Pro forma (unaudited)
     Federal ...................    $803,534      $  912,500      $1,418,890           $412,000
     State .....................     148,672         169,463         264,127             59,106
                                    --------      ----------      ----------           --------
       Total pro forma .........    $952,206      $1,081,963      $1,683,017           $471,106
                                    ========      ==========      ==========           ========

     The pro forma tax expense differs from the amount which would be provided by applying the statutory federal rate to income before income taxes, primarily as a result of state income taxes.


     A reconciliation of the statutory federal income tax rate and the pro forma effective rate is as follows (unaudited):

                                                  YEARS ENDED DECEMBER 31,      THREE MONTHS ENDED
                                                ----------------------------        MARCH 31,
                                                 1995       1996       1997            1998
                                                        (UNAUDITED)                (UNAUDITED)
   Statutory tax rate .......................   34%      34 %         34%              34%
   Effect of:
     State and local income taxes, net of        4        4            4                4
       federal tax benefit ..................
     Other, net .............................    1       (2)           2               --
                                                --       --           --               --
       Pro forma effective tax rate .........   39%      36%          40%              38%
                                                ==       ==           ==               ==

(5) BUSINESS AND CREDIT CONCENTRATIONS


     The Company provides IT services to clients located in the United States and Canada. Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. Trade accounts receivable are not normally collateralized. As of December 31, 1996 and 1997, approximately 19% and 21%, respectively, of the Company's accounts receivables were

                              TECHNISOURCE, INC.

        DECEMBER 31, 1995, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED)


(5) BUSINESS AND CREDIT CONCENTRATIONS--(CONTINUED)


represented by one client. As of March 31, 1998, approximately 18% of the Company's accounts receivable were represented by one client (unaudited). Three clients accounted for approximately 49% of revenues for the year ended December 31, 1995. Two clients accounted for approximately 32%, 36% and 38% of revenues for the years ended December 31, 1996 and 1997 and for the three months ended March 31, 1998 (unaudited), respectively. Concentration of credit risk may be mitigated by the dispersion of the Company's clients across different industries. The Company estimates an allowance for doubtful accounts based on the specific-identification method for creditworthiness of its clients. Consequently, an adverse change in the financial condition of its clients would affect the Company's estimate of its bad debts.


(6) TRANSACTIONS WITH RELATED PARTIES


     The table below summarizes related party balances and activity as of:

                                                         DECEMBER 31,
                                                   ------------------------     MARCH 31,
                                                       1996         1997          1998
                                                                               (UNAUDITED)
   Due from shareholders and employees .........    $ 41,923      $39,986        $24,740
                                                    ========      =======        =======

(7) EMPLOYEE BENEFIT PLANS


 PROFIT-SHARING PLAN


     The Company has a contributory 401(k) profit-sharing plan which covers all employees. Employees may contribute up to 15% of their annual compensation. The Company makes matching and/or profit-sharing contributions at management's discretion in amounts not to exceed limitations established by the Internal Revenue Service. For the years ended December 31, 1995, 1996 and 1997, the Company contributed $0, $0 and $103,579, respectively. For the three months ended March 31, 1998, the Company made no contributions to the Plan (unaudited).


 KEY EMPLOYEE STOCK OPTIONS


     On October 27, 1993, the Company awarded stock options to one of its key employees. Under the terms of the stock option award, the employee is entitled to purchase 303,158 shares of the Company's common stock at an exercise price per share equal to the book value of a share of common stock at December 31, 1993, which approximated fair value at the date of the award. No termination date for exercisability of the options was specified, and the options vest on December 31, 1998, and provide for immediate vesting of the pro rata portion of options granted in the event of a change in the ownership of the Company. These stock options, which are exercisable at $0.13 per share, were outstanding as of the beginning and end of the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998. No such options were exercisable as of December 31, 1995, 1996 and 1997 and March 31, 1998 (unaudited).


     Effective November 11, 1997, the Company awarded stock options to another of its key employees. Under the terms of the stock option award, the employee is entitled to purchase 18,182 shares of

                              TECHNISOURCE, INC.

        DECEMBER 31, 1995, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED)



(7) EMPLOYEE BENEFIT PLANS--(CONTINUED)


common stock. The per share exercise price of such options is $8.25, which was considered by management to be fair value on the date of grant. These options expire ten years from the effective date of the award and vest ratably over the next three years. None of these options were exercisable as of December 31, 1997. As of December 31, 1997, these stock options were outstanding with a remaining contractual life of 9.83 years at the exercise price described above.



     No compensation cost has been recognized by the Company related to the November 11, 1997 stock option grant, using the intrinsic value method of APB Opinion 25. Had compensation cost for this stock option award been determined consistent with SFAS 123, using the Black-Scholes option pricing model, excluding a volatility assumption, with the following weighted average assumptions: no expected dividend yield, risk-free interest rate of return of 7.0%, and an expected life of 10 years, the Company's net income and earnings per share would have been reduced to the adjusted amounts indicated below for the year ended December 31, 1997 and the three-month period ended March 31, 1998 (unaudited):

                                                                   DECEMBER 31, 1997     MARCH 31, 1998
   Net income:    As reported in pro forma data ...............       $ 2,514,011          $ 759,286
      As adjusted .............................     ...........         2,509,825            753,008
   Earnings per share: As reported in pro forma data ..........       $      0.30          $    0.09
                                                                      -----------          ---------
   As adjusted ................................................              0.30               0.09
                                                                      -----------          ---------

(8) COMMITMENTS AND CONTINGENCIES


 LEASE COMMITMENTS


     The Company has entered into several noncancelable operating leases, primarily for office space.


     Future minimum lease payments under noncancelable operating leases as of December 31, 1997 are as follows:

YEARS ENDING DECEMBER 31,
  1998 .........................    $   721,790
  1999 .........................        679,326
  2000 .........................        553,064
  2001 .........................        442,836
  2002 .........................        407,677
  Thereafter ...................         93,070
                                    -----------
                                    $ 2,897,763
                                    ===========

     Rental expense under operating leases for the years ended December 31, 1995, 1996 and 1997 was approximately $140,000, $279,000 and $552,000, respectively. The rental expense for the three-month period ended March 31, 1998 was approximately $249,000 (unaudited).

                              TECHNISOURCE, INC.

        DECEMBER 31, 1995, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED)



(8) COMMITMENTS AND CONTINGENCIES--(CONTINUED)


 CONTINGENCIES


     The Company is subject to certain legal matters arising in the ordinary course of business which, in the opinion of management and based on the advice of its legal counsel, will not have a material adverse effect on the financial position and results of operations of the Company.


(9) FAIR VALUE OF FINANCIAL INSTRUMENTS


     Accounts receivable, line of credit facility, accounts payable and accrued liabilities carrying amounts approximate fair value due to the short maturity of these instruments.


(10) STOCK SPLIT


     On May 26, 1998, the Company authorized a 72,000 for 1 stock split and a change in par value to $.01 per share. All share and per share data in these combined financial statements have been retroactively restated to reflect this stock split and change in par value.


(11) SUBSEQUENT EVENTS RELATED TO THE INITIAL PUBLIC OFFERING (UNAUDITED)


     The Company has filed a registration statement with the Securities and Exchange Commission in connection with the IPO. In connection therewith, the Company is offering 3,100,000 shares of common stock. The board of directors approved an increase in the number of shares authorized of common stock of the Company to 50,000,000 shares, and reduced par value to $.01 per share. The Company is authorized to issue 10,000,000 shares of preferred stock, par value $.01 per share. The board of directors of the Company is authorized, without further shareholder action, to divide any or all shares of the authorized preferred stock into series and fix and determine the designations, preferences and relative rights and qualifications, limitations and restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. The amended and restated Articles of Incorporation are to be effective on or before the effective date of the registration statement filed by the Company.


     In anticipation of the IPO, the following corporate actions have been taken:


 REORGANIZATION


     Since 1995, the Company has been treated as a Subchapter S corporation for federal income tax purposes under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and for certain state income tax purposes. As a result, substantially all of the income of the Company has been taxed directly to its shareholders rather than to the Company.


     Subsequent to year end and concurrent with the public stock offering, the Company will terminate the Company's S corporation status. In connection with the termination of the Company's S corporation status, the Company will record income taxes in accordance with Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES. The income tax effect associated with the change in tax status is estimated to be a net tax benefit of approximately $400,000 to record a net deferred tax asset.

                              TECHNISOURCE, INC.

        DECEMBER 31, 1995, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED)


(11) SUBSEQUENT EVENTS RELATED TO THE INITIAL PUBLIC OFFERING
     (UNAUDITED)--(CONTINUED)


     The Company will declare an S corporation distribution to the existing shareholders in an aggregate amount representing all undistributed earnings of the Company taxed or taxable to its shareholders through the closing of the offering, payable upon such closing in an amount estimated to be $8.5 million.


     Effective upon the closing of the IPO, Technisource Midwest, Inc. will be dissolved and all outstanding shares of capital stock of Technisource of Florida, Inc. will be contributed to Technisource.


 STOCK OPTION PLAN


     Effective January 1, 1998, the Company has adopted the Technisource, Inc. Long-Term Incentive Plan (the "Plan") which provides for the grant of awards such as stock appreciation rights, restricted stock grants, cash awards, stock awards and incentive stock options to purchase up to an aggregate of 1,590,000 shares of common stock to any employee, non-employee director, consultant, advisor or independent contractor. The term of an incentive stock option cannot exceed 10 years with an exercise price equal to or greater than fair market value of the shares of common stock on the date of grant, or 5 years and 110% of the fair market value for options granted to a holder of 10 percent or more of the voting power. The exercise price and term of a nonqualified option shall be determined by the compensation committee. Options shall become exercisable on the date or dates specified by the compensation committee. The Plan provides for a nonqualified stock option grant to the outside directors of the Company. These directors will be granted a non-statutory option for 5,000 shares of common stock on such director's initial election as a director and, upon reelection as a board member thereafter such director shall be granted an additional option for 2,500 shares of common stock. The options granted to outside directors will be exercisable on the first anniversary date of the grant in full at a price equal to the fair market value of common stock on the date of grant. The options will expire ten years after the date of grant or one year after the outside director is no longer a director of the Company, whichever is earlier.


     Concurrently with the closing of the IPO, the Company intends to issue 50,909 options to certain of its employees at an exercise price of $5.50 per share. The options vest over a period of three years. Compensation expense for the difference between the exercise price and the fair market value on the date of grant will approximate $280,000.


EMPLOYMENT AGREEMENTS


     The Company has entered into employment agreements with the Company's four executive officers. The agreements are effective January 1, 1998, except for one which is effective November 11, 1997, and provide for initial terms of three to five years with total annual base salaries ranging from $110,000 to $175,000, and the employment agreements for two executives automatically renew for successive one-year terms unless terminated by either party, and entitle these executives to stock option awards in the discretion of the Board of Directors. The four executive officers may also receive a performance bonus. The agreements also contain a non-competition provision following termination of employment.

================================================================================
  NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                      -----------------------------------
                               TABLE OF CONTENTS

                                                       PAGE
Prospectus Summary ..............................        3
Risk Factors ....................................        6
The Company .....................................       12
Use of Proceeds .................................       12
S Corporation Distribution ......................       12
Dividend Policy .................................       13
Capitalization ..................................       13
Dilution ........................................       14
Selected Financial Data .........................       15
Management's Discussion and Analysis of
   Financial Condition and Results
   of Operations ................................       16
Business ........................................       21
Management ......................................       30
Certain Transactions ............................       37
Principal and Selling Shareholders ..............       38
Description of Capital Stock ....................       39
Shares Eligible for Future Sale .................       41
Underwriting ....................................       42
Legal Matters ...................................       44
Experts .........................................       44
Additional Information ..........................       44
Index to Combined Financial Statements ..........       F-1

                      -----------------------------------
       UNTIL JULY 20, 1998 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.



                               3,100,000 SHARES


                              [TECHNISOURCE LOGO]


                                 COMMON STOCK


                  ------------------------------------------
                                   PROSPECTUS
                  ------------------------------------------


                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION


                             WILLIAM BLAIR & COMPANY



                                  JUNE 25, 1998
================================================================================